UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.
INDEX
Financial Information
For the Three and Nine Months Ended September 30, 2014

PART I - FINANCIAL INFORMATION

Atento S.A. (“Atento”, the “Company”, “we”, “us”, or “our”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento S.A.’s initial public offering (the “IPO”), Topco transferred its entire interest in the Company (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were cancelled by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of such transfer, Midco became a direct subsidiary of Atento S.A.. The Company completed a share split whereby Atento S.A. issued approximately 2,219.212 for each 1 ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction.”

Once the Reorganization Transaction was implemented, Midco became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg, with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. For periods following the Reorganization Transaction and the IPO, our financial statements will represent the consolidated results of operations of Midco. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of the Atento S.A. after to the IPO. For this reason, for all periods prior to the IPO, Midco consolidated financial statements are presented. Subsequent to the Reorganization Transaction and the IPO the consolidated financial statements of Atento S.A. will be presented on a going forward basis.

On October 7, 2014, upon the closing of our initial public offering, Atento S.A. issued 4,819,511 ordinary shares at a price to the public of $15.00 per share. Giving effect to the completion of the IPO, including the 2,219.212-for-1 share split of Atento S.A. and the Reorganization Transaction, Atento S.A. has 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco.

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SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the interim consolidated financial statements presented elsewhere in this Form 6-K.

The unaudited Financial Information set forth below is derived from Midco’s financial statements, which, once the Reorganization Transaction (as described in the IPO prospectus) was implemented in October 2014 became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Prior to the Reorganization Transaction and the IPO, our financial statements were represented by the consolidated results of operations of Midco. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of the Atento S.A. after to the IPO. For this reason, for all periods prior to the IPO, Midco consolidated financial statements will be presented. Subsequent to the Reorganization Transaction and the IPO the consolidated financial statements of Atento S.A. will be presented on a going forward basis.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present summary consolidated historical financial information for the periods and as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Selected Historical Financial Information” and the financial statements included elsewhere in this document.

	For the three months ended September 30,		Change	Change excluding FX	For the nine months ended September 30,		Change	Change excluding FX
($ millions)	2013	2014	(%)	(%)	2013	2014	(%)	(%)
	(unaudited)				(unaudited)
Revenue	580.3	589.6	1.6	5.9	1,747.3	1,743.3	(0.2)	8.4
EBITDA (1)	68.4	77.5	13.3	21.9	170.1	171.4	0.8	10.6
Adjusted EBITDA (1)	85.8	88.2	2.8	10.1	209.6	219.8	4.9	13.9
Adjusted Earnings (2)	27.5	25.6	(6.9)	12.0	41.7	51.0	22.3	35.7
Adjusted Earnings per share (in U.S. dollars) (3)	0.37	0.35	(6.9)	12.0	0.57	0.69	22.3	35.7
Capital Expenditures (4)	24.0	24.8	3.3	5.2	52.7	65.4	24.1	32.5
Total Debt with third parties	876.9	703.2	(19.8)	N.M.	876.9	703.2	(19.8)	N.M.
Cash and cash equivalents and short-term financial investments	218.6	243.3	11.3	N.M.	218.6	243.3	11.3	N.M.
Net debt with third parties (5)	658.3	459.9	(30.1)	N.M.	658.3	459.9	(30.1)	N.M.

(1)	In considering the financial performance of the business and as a management tool in business decision making, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and Adjusted EBITDA, as defined above, are useful metrics for investors to understand our results of operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluating our underlying historical performance. We believe EBITDA facilitates operating performance comparisons between periods and among other companies in industries similar to ours because it removes the effect of variation in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of operations.

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EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and adjusted EBITDA are not necessary comparable to similar titled measures used by other companies.

See “Summary Consolidated Historical Financial Information” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)	In considering the financial performance, our management analyzes the performance measure of Adjusted Earnings/(Loss). Adjusted Earnings/(Loss) is defined as profit/(loss) for the period from continuing operations adjusted for Acquisition and integration related costs, amortization of Acquisition related intangible assets, restructuring costs, sponsor management fees, assets impairments, site relocation costs, financing fees, PECs interest expense, other and tax effects. Adjusted Earnings/(Loss) is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings/(Loss) is our profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings/(Loss), as defined above, is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs.

Management expects to use Adjusted Earnings/(Loss) to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on an adjusted earnings basis; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings/(Loss) is defined to exclude items that are not related to our core results of operations. Adjusted Earnings/(Loss) measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an adjusted earnings related performance measure when reporting their results.

Adjusted Earnings/(Loss) has limitations as an analytical tool. Adjusted Earnings/(Loss) is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings/(Loss) is not necessarily comparable to similarly titled measures used by other companies.

See “Summary Consolidated Historical Financial Information” for a reconciliation of our Adjusted Earnings/(Loss) to out profit/(loss) for the period from continuing operations.

(3)	Adjusted Earnings per share calculated assuming Atento S.A. ordinary shares of 73,619,511 giving effect to the completion of the IPO and the Reorganization Transaction.

(4)	We defined capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period presented.

(5)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments and non-current payables to Atento Group companies (which represent the PECs). The PECs are classified as our subordinated debt relating to our other present and future obligations, and they were capitalized in connection with the IPO. Net debt with third parties is not a measure defined by IFRS.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

See “Selected Historical Financial Information” for a reconciliation of Total debt to Net debt with third parties utilizing IFRS reported balances obtained from the audited financial statements included elsewhere in this document. Total debt is the most directly comparable financial measure under IFRS for the periods presented.

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Interim Condensed Consolidated Statements of Financial Position as of September 30, 2014 and December 31, 2013

(THOUSANDS OF U.S. DOLLARS)

	December 31, 2013	September 30, 2014
	(Audited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS	1,071,381	955,414
Intangible assets	392,777	311,926
Goodwill	197,739	174,407
Property, plant and equipment	231,603	226,133
Non-current financial assets	69,323	64,995
Deferred tax assets	179,939	177,953
CURRENT ASSETS	770,799	760,189
Trade and other receivables	553,026	513,728
Other current financial assets	4,282	55,765
Cash and cash equivalents	213,491	190,696
TOTAL ASSETS	1,842,180	1,715,603

EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(133,966)	(137,192)
NON-CURRENT LIABILITIES	1,591,287	1,462,893
Deferred tax liabilities	119,282	93,289
Interest bearing-debt	833,984	690,562
Non-current payables to Group companies	519,607	578,773
Derivative financial instruments	15,962	4,043
Non-current provisions	99,062	93,429
Other non-current non-trade payables	1,441	1,034
Other non-current payables to public administrations	1,949	1,763
CURRENT LIABILITIES	384,859	389,902
Interest bearing-debt	17,128	12,506
Trade and other payables	353,213	361,760
Current provisions	14,518	15,636
TOTAL EQUITY AND LIABILITIES	1,842,180	1,715,603

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Interim Condensed Consolidated Income Statements for the Three and Nine Months Ended September 30, 2014 and 2013

UNAUDITED DATA (THOUSANDS OF U.S. DOLLARS)

	For the three months ended September 30,		Change excluding	For the nine months ended September 30,		Change excluding
	2013	2014	FX (%)	2013	2014	FX (%)
	(unaudited)			(unaudited)
Revenue	580,261	589,646	5.9	1,747,332	1,743,264	8.4
Other operating income	111	904	N.M.	687	1,760	N.M.
Own work capitalized	533	202	(40.0)	533	413	N.M.
Other gains	-	(403)	N.M.	-	34,478	N.M.
Operating expenses:
Supplies	(25,502)	(27,106)	10.6	(71,563)	(79,240)	21.1
Employee benefit expense	(396,725)	(403,030)	5.9	(1,226,843)	(1,246,353)	10.3
Depreciation and amortization	(30,923)	(30,017)	(1.0)	(96,927)	(91,640)	0.3
Changes in trade provisions	774	100	(87.5)	2,996	(199)	N.M.
Other operating expenses	(91,105)	(83,169)	(6.9)	(283,088)	(250,227)	(5.0)
Impairment charges	-	387	N.M.	-	(32,479)	N.M.
Total operating expenses	(543,481)	(542,835)	3.7	(1,675,425)	(1,700,138)	9.7
Operating profit	37,424	47,514	40.6	73,127	79,777	24.5
Finance income	4,074	21,243	N.M.	12,961	28,345	N.M.
Finance costs	(37,513)	(30,311)	(18.1)	(103,927)	(108,138)	7.3
Net foreign exchange gain / (loss)	8,279	(22,014)	N.M.	4,915	(18,405)	N.M.
Net finance expense	(25,160)	(31,082)	21.4	(86,051)	(98,198)	19.5
Loss before tax	12,264	16,432	78.9	(12,924)	(18,421)	8.5
Income tax benefit	(7,594)	(8,423)	32.9	(5,519)	2,120	(83.6)
Profit/(Loss) for the period	4,670	8,009	N.M.	(18,443)	(16,301)	31.0
Basic and diluted result per share (in U.S. dollars)	0.04	0.06	N.M.	(0.15)	(0.13)	31.0

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Interim Condensed Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2014 and 2013

UNAUDITED DATA (THOUSANDS OF U.S. DOLLARS)

	Three months ended September 30,		Nine months ended September 30,
	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)
Operating activities
Loss before tax	12,264	16,432	(12,924)	(18,421)
Adjustments to loss:
Amortization and depreciation	30,923	30,018	96,927	91,640
Impairment allowances	(665)	(487)	(2,886)	32,678
Change in provisions	5,136	10,303	14,986	33,969
Grants released to income	-	-	-	-
Losses on disposal of fixed assets	127	577	1,092	139
Losses on disposal of financial assets	314	345	853	1,001
Finance income	(2,365)	(8,445)	(7,407)	(13,346)
Finance expense	27,076	32,026	87,612	99,404
Net exchange differences	(8,279)	22,015	(4,915)	18,405
Change in financial instruments fair value	8,416	(14,858)	9,909	(7,266)
Own work capitalized	-	(202)	-	(413)
Other (gains)/losses	-	816	-	(34,478)
	60,682	72,108	196,171	221,733
Changes in working capital:
Change in trade and other receivable	(48,546)	28,190	(54,500)	34,832
Change in trade and other payable	45,301	(31,854)	34,356	(13,586)
Other assets (payables)	(22,193)	3,870	(18,758)	(11,252)
	(25,438)	206	(38,902)	9,994
Other cash flows from operating activities
Interest paid	(10,571)	(20,055)	(47,405)	(68,396)
Interest received	7,874	4,104	9,593	13,346
Income tax paid	(7,403)	(6,031)	(24,819)	(15,998)
Other payments	(3,173)	(23,228)	(13,290)	(32,859)
	(13,272)	(45,210)	(75,921)	(103,907)
Net cash flows from/(used in) operating activities	34,236	43,536	68,424	109,399
Investing activities
Payments for acquisition of intangible assets	(2,626)	(6,162)	(7,613)	(13,412)
Payments for acquisition of property, plant and equipment	(5,834)	(29,853)	(59,445)	(67,765)
Payments for financial instruments	-	(6,373)	(26,775)	(66,562)
Disposals of intangible assets	-	-	-	99
Disposals of property, plant and equipment	-	-	-	886
Disposal of financial instruments	19,674	11,644	3,587	14,000
Net cash flows from/(used in) investing activities	11,215	(30,744)	(90,246)	(132,754)
Financing activities
Proceeds from borrowings from third parties	3,298	34,103	293,185	70,912
Proceeds from borrowings from group companies	-	-	(38)	88,319
Repayment of borrowings from third parties	(3,466)	(35,038)	(252,542)	(158,992)
Net cash flows from/(used in) financing activities	(168)	(935)	40,605	239

Exchange differences	(3,834)	590	(529)	321
Net increase/(decrease) in cash and cash equivalents	41,449	12,447	18,254	(22,795)

Cash and cash equivalents at beginning of period	177,116	178,249	200,311	213,491

Cash and cash equivalents at end of period	218,565	190,696	218,565	190,696
Cash and cash equivalents and short-term financial investments at end of the period	218,565	243,326	218,565	243,326

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Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2013	2014	2013	2014
	(unaudited)		(unaudited)
Profit/(loss) for the period from continuing operations	4.7	8.0	(18.4)	(16.3)
Net finance expense	25.2	31.1	86.0	98.2
Income tax expense	7.6	8.4	5.5	(2.1)
Depreciation and amortization	30.9	30.0	96.9	91.6
EBITDA (non-GAAP) (unaudited)	68.4	77.5	170.1	171.4
Acquisition and integration related costs(a)	8.3	2.3	21.1	7.7
Restructuring costs(b)	2.5	2.3	4.0	23.8
Sponsor management fees(c)	2.4	2.5	5.9	7.3
Site relocation costs(d)	1.5	0.4	1.8	1.4
Financing and IPO fees (e)	1.9	3.5	5.1	11.1
Asset impairments and Other (f)	0.8	(0.3)	1.6	(2.9)
Adjusted EBITDA (non-GAAP) (unaudited)	85.8	88.2	209.6	219.8

(a)	Acquisition and integration related costs incurred for the three months ended September 30, 2013 and 2014 primarily include costs associated with the Acquisition. For the three months ended September 30, 2013, of the $8.3 million, $8.0 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($5.8 million), the improvement of financial and cash flow reporting ($0.9 million), improving the efficiency in procurement ($0.9 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($0.4 million). Acquisition and integration related cost incurred for the three months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm. We expect these projects to be completed by the end of 2014.

Acquisition and integration related costs incurred for the nine months ended September 30, 2013 and 2014 primarily include costs associated with the Acquisition. For the nine months ended September 30, 2013, of the $21.1 million, $20.1 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($10.9 million), the improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($0.9 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.3 million). Acquisition and integration related cost incurred for the nine months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($0.7 million). We expect these projects to be completed by the end of 2014.

(b)	Restructuring costs primarily include a number of restructuring activities and other personnel cost that were not related to our core results of operations. Restructuring costs incurred for the three months ended September 30, 2013 primarily relate to restructuring costs as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain ($1.2 million), and related to the relocation of our corporate headquarters ($0.6 million). Restructuring costs incurred for the three months ended September 30, 2014 primarily relate to other costs in connection with Spain headcount reduction plan ($1.0 million), restructuring costs in Argentina ($0.4 million) and the relocation of corporate headquarter ($0.6 million).

For the nine months ended September 30, 2013, we incurred in restructuring costs in Spain of $1.4 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), in Chile of $0.8 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica), and $0.8 million related to the relocation of our corporate headquarters. Restructuring costs incurred for the nine months ended September 30, 2014 primarily relate to the headcount reduction plan in Spain which will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España S.A.U. amounting to $13.9 million. In addition, we incurred restructuring costs not related to our core results of operations in Argentina of $3.2 million (related to migration of offshore operations to Peru), and in Chile of $1.4 million (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica), and an additional $0.8 million related to the relocation of corporate headquarter.

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(c)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. These fees will cease following the offering.

(d)	Site relocation costs incurred for the three and nine months ended September 30, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(e)	Financing and IPO fees for the three and nine months ended September 30, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the three and nine months ended September 30, 2014 primarily relate to professional fees (advisory, auditing, legal fees, etc.) incurred by us during the IPO process. These fees are expected to cease in the fourth quarter of 2014.

(f)	Asset impairment and other costs for the three and nine months ended September 30, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the nine months ended September 30, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operations in Czech Republic of $3.8 million and Spain of $28.7 million offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

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The following table reconciles our Adjusted Earnings/(Loss) to our profit/(loss) for the period from continuing operations:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except percentage changes)	2013	2014	2013	2014
Loss attributable to equity holders of the parent	4.7	8.0	(18.4)	(16.3)
Acquisition and integration related Costs (a)	8.3	2.3	21.1	7.7
Amortization of Acquisition related Intangible assets (b)	9.6	8.9	29.9	28.5
Restructuring Costs (c)	2.5	2.3	4.0	23.8
Sponsor management fees (d)	2.4	2.5	5.9	7.3
Site relocation costs (e)	1.5	0.4	1.8	1.4
Financing and IPO fees (f)	1.9	3.5	5.1	11.1
PECs interest expense (g)	6.5	7.2	18.9	25.8
Asset impairments and Other (h)	0.8	(0.3)	1.6	(2.9)
Tax effect (i)	(10.7)	(9.2)	(28.2)	(35.4)
Adjusted Earnings /(Loss) (non-GAAP) (unaudited)	27.5	25.6	41.7	51.0
Adjusted Earnings per share (in U.S. dollars) (unaudited) (*)	0.37	0.35	0.57	0.69

(*) Adjusted Earnings per share calculated assuming Atento S.A. ordinary shares of 73,619,511 giving effect to the completion of the IPO and the Reorganization Transaction

(a)	Acquisition and integration related costs incurred for the three months ended September 30, 2013 and 2014 primarily include costs associated with the Acquisition. For the three months ended September 30, 2013, of the $8.3 million, $8.0 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($5.8 million), the improvement of financial and cash flow reporting ($0.9 million), improving the efficiency in procurement ($0.9 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($0.4 million). Acquisition and integration related cost incurred for the three months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm. We expect these projects to be completed by the end of 2014.

Acquisition and integration related costs incurred for the nine months ended September 30, 2013 and 2014 primarily include costs associated with the Acquisition. For the nine months ended September 30, 2013, of the $21.1 million, $20.1 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($10.9 million), the improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($0.9 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.3 million). Acquisition and integration related cost incurred for the nine months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($0.7 million). We expect these projects to be completed by the end of 2014.

(b)	Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)	Restructuring costs primarily include a number of restructuring activities and other personnel cost that were not related to our core results of operations. Restructuring costs incurred for the three months ended September 30, 2013 primarily relate to restructuring costs as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain ($1.2 million), and related to the relocation of our corporate headquarters ($0.6 million). Restructuring costs incurred for the three months ended September 30, 2014 primarily relate to other costs in connection with Spain headcount reduction plan ($1.0 million), restructuring costs in Argentina ($0.4 million) and the relocation of corporate headquarter ($0.6 million).

11

For the nine months ended September 30, 2013, we incurred in restructuring costs in Spain of $1.4 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), in Chile of $0.8 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica), and $0.8 million related to the relocation of our corporate headquarters. Restructuring costs incurred for the nine months ended September 30, 2014 primarily relate to the headcount reduction plan in Spain which will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España S.A.U. amounting to $13.9 million. In addition, we incurred restructuring costs not related to our core results of operations in Argentina of $3.2 million (related to migration of offshore operations to Peru), and in Chile of $1.4 million (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica), and an additional $0.8 million related to the relocation of corporate headquarter.

(d)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the periods presented. These fees will cease following the offering.

(e)	Site relocation costs incurred for the three and nine months ended September 30, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)	Financing and IPO fees for the three and nine months ended September 30, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the three and nine months ended September 30, 2014 primarily relate to professional fees (advisory, auditing, legal fees, etc.) incurred by us during the IPO process. These fees are expected to cease in the fourth quarter of 2014.

(g)	PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)	Asset impairment and other costs for the three and nine months ended September 30, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the nine months ended September 30, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operations in Czech Republic of $3.8 million and Spain of $28.7 million offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

(i)	The tax effect represents the tax impact of the total adjustments based on a tax rate of 31.8% for the nine months ended September 30, 2013 and 34.5% for the nine months ended September 30, 2014.

12

Financing Arrangements

($ in million, except Net Debt / Adj. EBITDA LTM)	As of September 30, 2014 (unaudited)
	Actual	As Adjusted (1)		Pro Forma
Cash and cash equivalentes	190.7	190.7		190.7
Short term financial investments	52.6	52.6		52.6
Debt:
7.375% Sr. Sec. Notes due 2020	294.4	294.4		294.4
Brazilian Debentures	267.7	267.7		267.7
Vendor Loan Note (2)	29.3	29.3		-
Contingent Value Instrument	36.1	36.1		36.1
Revolving Credit Facility	-	-		-
Preferred Equity Certificates	578.8	-		-
Finance lease payables	8.7	8.7		8.7
Other borrowings	67.0	67.0		67.0
Total Debt	1,282.0	703.2		673.9
Net Debt (3)		459.9		430.6
Adjusted EBITDA LTM (4)		305.4		305.4
Net Debt / Adjusted EBITDA LTM		1.5	x	1.4	x

(1) Total capitalization as adjusted to give effect to the Reorganization Transaction, in connection with the completion of our IPO.

(2) Reflects the liquidation of Vendor Loan Note.

(3) In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total debt less cash, cash equivalents, and short-term financial investments. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(4) Adjusted EBITDA LTM is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

As of September 30, 2014, we were in compliance with the terms of all our debt covenants.

13

Selected Unaudited Pro Forma Per Share Data

In October 2014, in connection to completion of Atento S.A. initial public offering (the “IPO”), Topco transferred its entire interest in the Midco (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. The Luxco PECs amounted to €460.0 million (US$578.8 million) as of September 30, 2014 (€460.1 million or approx. US$575.9 million as at capitalization date on October 3rd). Upon completion of the Contribution, the Luxco PECs were cancelled by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to Atento S.A., in consideration for which Atento S.A. issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to the Atento S.A.’s share premium account. As a result of such transfer, Midco became a direct subsidiary of the Atento S.A. It was also completed a share split whereby the Atento S.A. issued approximately 2,219.212 for each 1 ordinary share outstanding as of September 3, 2014. The foregoing transaction is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, upon the closing of our initial public offering, Atento S.A. issued 4,819,511 ordinary shares at a price to the public of $15.00 per share. Giving effect to the completion of the IPO, including the 2,219.212-for-1 share split of Atento S.A. and the Reorganization Transaction, Atento S.A. has 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco.

The following table sets forth certain unaudited pro forma earnings per share for each of the periods ended September 30, 2014 and 2013 for Atento S.A.. The pro forma number of shares below is the approximate number of common shares that Atento will have outstanding after the Reorganization Transaction and to the IPO.

	For the nine months ended September 30,
	2013	2014	Change excluding FX (%)
	(unaudited)
Atento’s Loss attributable to equity holders of the parent (in thousands of U.S. dollars) (1)	(18,443)	(16,301)	31.0

Number of ordinary shares	73,619,511	73,619,511	-

Pro forma Basic and diluted result per thousand shares (in. U.S. dollars)	(0.25)	(0.22)	31.0

(1)	Represents the unaudited Atento’s Loss attributable to equity holders of the parent considering there is a US$233 thousand of difference compared to Midco’s results, which is the predecessor basis.

Pro forma basic and diluted result per thousand shares improved from a loss of $0.25 for the nine months ended September 30, 2013 to a loss of $0.22 for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, the Pro forma basic and diluted result per thousand shares is represented by a loss of $0.17.

14

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. They are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

For additional detail see the sections entitled “Risk Factors” and “Forward-looking Statements” in our Registration Statement on Form F-1, as amended, which was declared effective on October 1, 2014 (the “Form F-1”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the interim financial information and the related notes included herein. The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The following discussion includes forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this report, particularly under “Cautionary Note Regarding Forward Looking Statements” and the section entitled “Risk Factors” in the Form F-1.

Overview

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services and solutions in Latin America and Spain, and among the top three providers, globally based on revenues. Atento’s tailored CRM BPO solutions are designed to enhance each of its clients’ ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry domain and customer care operations expertise, combined with a consultative approach, to offer superior and scalable solutions across the entire customer care value chain, customized for each individual client’s needs and sophistications.

Atento offers a comprehensive portfolio of customizable, yet scalable, solutions that comprise front-end and back-end services ranging from sales, applications processing, customer care and credit management. From our suite of products and value-added services, we derive embedded and integrated industry-tailored solutions for a large and diverse group of multi-national companies. Our solutions to our base of over 400 clients are delivered by approximately 153,000 of our highly engaged customer care specialists and facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, customer transaction processing capacity and industry expertise to our clients’ customer care operations, which allow us to provide higher-quality customer care services more cost-effectively than our clients could deliver on their own.

Our number of workstations increased from 79,197 as of December 31, 2013 to 83,920 workstations as of September 30, 2014. Since we lease all of our call center facilities, which increases our operating expenses and does not result in a depreciation expense, our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors’ EBITDA.

15

We continue to relocate a portion of our delivery centers from tier 1 to tier 2 cities, which tend to be smaller, more affordable locations, as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reducing turnover and absenteeism. Additionally, the relocation of delivery centers allows us to access and attract new and larger pools of talent in locations where Atento is considered a reference employer. We have completed several successful site transfers in Brazil, Colombia and Argentina. In Brazil, the percentage of total workstations located in tier 2 cities remains constant at 54.1% in 2014 when compared to the same period in 2013. As demand for our services and solutions grows and their complexity continues to increase, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

As of September 30, 2014, we had 83,920 workstations globally, with 43,350 in Brazil, 32,644 in the Americas (excluding Brazil) and 7,926 in EMEA. As of September 30, 2014, we had 94 delivery centers globally, 29 in Brazil, 44 in the Americas (excluding Brazil) and 21 in EMEA. The following table sets forth the number of delivery centers and workstations in each of the jurisdictions in which we operated as at September 30, 2013 and September 30, 2014.

	Number of Workstations		Number of Service Delivery Centers (1)
	2013	2014	2013	2014
	(unaudited)
Brazil	37,754	43,350	23	29
Americas	32,234	32,644	46	44
Argentina (2)	3,960	3,831	12	11
Central America(3)	1,625	2,653	3	3
Chile	3,749	2,398	3	2
Colombia	5,647	5,403	7	6
Mexico	9,014	9,656	16	17
Peru	7,186	7,569	2	2
United States(4)	1,053	1,134	3	3
EMEA	6,311	7,926	18	21
Czech Republic	4,852	5,414	13	15
Morocco	867	2,042	2	4
Spain	592	470	3	2
Total	76,299	83,920	87	94

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)	Includes Uruguay.

(3)	Includes Guatemala and El Salvador.

(4)	Includes Puerto Rico.

During the first nine months of 2014, the revenue generated from our fifteen largest client groups (including Telefónica Group) represented 82.2% of our revenue as compared to 84.5% of revenue in the same period in the prior year. Excluding revenue generated from Telefónica Group, our next 15 largest clients groups represented in aggregate 36% of our revenues during the nine months ended September 30, 2014, maintaining constant compared with the same period of the prior year.

For the three months ended September 30, 2014, the revenue generated from our fifteen largest client groups (including Telefónica Group) represented 83.1% of our revenue as compared to 83.9% of revenue in the same period in the prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented in aggregate 37.2% of our revenue for the three months ended September 30, 2014 as compared to 35.7% of revenue in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results and increasing the portion of our client’s services related to CRM BPO. In the nine months ended September 30, 2014, CRM BPO solutions and individual services comprised approximately 24.3% and 75.7% of our revenues, respectively. For the same period in 2013, CRM BPO solutions and individual services comprised approximately 21.8% and 78.2% of our revenues, respectively. In the three months ended September 30, 2014, CRM BPO solutions and individual services comprised approximately 26.7% and 73.3% of our revenues, respectively. For the same period in 2013, CRM BPO solutions and individual services comprised approximately 22.1% and 77.9% of our revenues, respectively.

16

During the nine months of 2014, telecommunications represented 48.4% of our revenue and financial services represented 36.0% of our revenue, compared to 47.2% and 32.6%, respectively, for the same period in 2013. Additionally, during the first nine months of 2014 and 2013 sales by service were represented as follows:

	Nine months ended September, 30
	2013	2014

Customer Service	45.7%	49.5%
Sales	17.0%	17.8%
Collection	10.5%	10.8%
Back Office	8.7%	8.7%
Technical Support	8.1%	10.6%
Service Desk	0.1%	0.2%
Others	9.9%	2.4%
Total	100.0%	100.0%

During the three months period ended September 30, 2014, telecommunications represented 46.3% of our revenue and financial services represented 36.0% of our revenue, compared to 47.7% and 33.2%, respectively, for the same period in 2013. Additionally, during the three months ended September 30, 2014 and 2013 sales by service were represented as follows:

	Three months ended September, 30
	2013	2014

Customer Service	45.4%	49.5%
Sales	17.1%	17.9%
Collection	10.5%	10.5%
Back Office	8.8%	8.9%
Technical Support	8.5%	10.9%
Service Desk	0.1%	0.2%
Others	9.6%	2.1%
Total	100.0%	100.0%

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($ in millions, except	For the three months ended September 30,		Change	Change excluding	For the nine months ended September 30,		Change	Change excluding
percentage changes)	2013	2014	(%)	FX (%)	2013	2014	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue	580.3	589.6	1.6	5.9	1,747.3	1,743.3	(0.2)	8.4
Other operating income	0.1	0.9	N.M.	N.M.	0.7	1.8	N.M.	N.M.
Own work capitalized	0.5	0.2	(60.0)	(40.0)	0.5	0.4	(20.0)	N.M.
Other gains	-	(0.4)	N.M.	N.M.	-	34.5	N.M.	N.M.
Operating expenses:
Supplies	(25.5)	(27.1)	6.3	10.6	(71.6)	(79.2)	10.6	21.1
Employee benefit expense	(396.7)	(403.0)	1.6	5.9	(1,226.8)	(1,246.4)	1.6	10.3
Depreciation and amortization	(30.9)	(30.0)	(2.9)	(1.0)	(96.9)	(91.6)	(5.5)	0.3
Changes in trade provisions	0.8	0.1	(87.5)	(87.5)	3.0	(0.2)	N.M.	N.M.
Other operating expenses	(91.2)	(83.2)	(8.8)	(6.9)	(283.1)	(250.3)	(11.6)	(5.0)
Impairment charges	-	0.4	N.M.	N.M.	-	(32.5)	N.M.	N.M.
Total operating expenses	(543.5)	(542.8)	(0.1)	3.7	(1,675.4)	(1,700.2)	1.5	9.7
Operating profit	37.4	47.5	27.0	40.6	73.1	79.8	9.2	24.5
Finance income	4.1	21.2	N.M.	N.M.	13.0	28.3	N.M.	N.M.
Finance costs	(37.5)	(30.3)	(19.2)	(18.1)	(103.9)	(108.1)	4.0	7.3
Net foreign exchange gain/(loss)	8.2	(22.0)	N.M.	N.M.	4.9	(18.4)	N.M.	N.M.
Net finance expense	(25.2)	(31.1)	23.4	21.4	(86.0)	(98.2)	14.2	19.5
Profit/(loss) before tax	12.3	16.4	33.3	78.9	(12.9)	(18.4)	(42.6)	8.5
Income tax benefit/(expense)	(7.6)	(8.4)	10.5	32.9	(5.5)	2.1	N.M.	(83.6)
Profit/(loss) for the period	4.7	8.0	70.2	N.M.	(18.4)	(16.3)	11.4	31.0
Profit/(loss) for the period from continuing operations	4.7	8.0	70.2	N.M.	(18.4)	(16.3)	11.4	31.0
Loss after tax from discontinued operations	-	-	-	-	-	-	-	-
Non-controlling interests	-	-	-	-	-	-	-	-
Profit/(loss) for the period attributable to equity holders of the parent	4.7	8.0	70.2	N.M.	(18.4)	(16.3)	11.4	31.0
Other financial data:
EBITDA(1) (unaudited)	68.4	77.5	13.3	21.9	170.1	171.4	0.8	10.6
Adjusted EBITDA(1) (unaudited)	85.8	88.2	2.8	10.1	209.6	219.8	4.9	13.9

(1)	For a reconciliation to IFRS as issued by the IASB, see Note 6 to the Interim financial statements.

18

($ in millions, except	For the three months ended September 30,		Change	Change excluding	For the nine months ended September 30,		Change	Change excluding
percentage changes)	2013	2014	(%)	FX (%)	2013	2014	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue:
Brazil	293.0	307.7	5.0	4.5	899.5	906.2	0.7	9.1
Americas	199.1	204.3	2.6	15.9	574.4	576.7	0.4	14.6
EMEA	88.5	77.7	(12.2)	(11.8)	274.1	260.8	(4.9)	(7.4)
Other and eliminations(1)	(0.3)	(0.1)	(66.7)	N.M.	(0.7)	(0.4)	(42.9)	(57.1)
Total revenue	580.3	589.6	1.6	5.9	1,747.3	1,743.3	(0.2)	8.4
Operating expense:
Brazil	(265.7)	(277.1)	4.3	3.4	(836.4)	(833.6)	(0.3)	8.0
Americas	(176.8)	(181.2)	2.5	14.8	(528.8)	(530.1)	0.2	14.8
EMEA	(87.3)	(76.6)	(12.3)	(11.0)	(271.9)	(311.2)	14.5	11.4
Other and eliminations(1)	(13.7)	(7.9)	(42.3)	(39.4)	(38.3)	(25.3)	(33.9)	(35.5)
Total operating expenses	(543.5)	(542.8)	(0.1)	3.7	(1,675.4)	(1,700.2)	1.5	9.7
Operating profit/(loss):
Brazil	27.4	30.7	12.0	14.6	63.4	72.9	15.0	24.6
Americas	22.8	24.0	5.3	26.3	46.2	47.8	3.5	12.8
EMEA	1.2	1.2	-	(58.3)	2.5	(49.2)	N.M.	N.M.
Other and eliminations(1)	(14.0)	(8.4)	40.0	42.1	(39.0)	8.3	N.M.	N.M.
Total operating profit	37.4	47.5	27.0	40.6	73.1	79.8	9.2	24.5
Net finance expense:
Brazil	(10.7)	(8.6)	(19.6)	(25.2)	(33.9)	(36.4)	7.4	16.5
Americas	(0.7)	(7.0)	N.M.	N.M.	(6.5)	(9.4)	44.6	90.8
EMEA	(3.5)	(3.3)	(5.7)	(5.7)	(14.7)	(10.3)	(29.9)	(32.0)
Other and eliminations(1)	(10.3)	(12.2)	18.4	19.4	(30.9)	(42.1)	36.2	32.4
Total net finance expense	(25.2)	(31.1)	23.4	21.4	(86.0)	(98.2)	14.2	19.5
Income tax benefit:
Brazil	(5.9)	(7.6)	28.8	35.6	(10.2)	(12.5)	22.5	31.4
Americas	(5.2)	(6.6)	26.9	55.8	(15.6)	(14.4)	(7.7)	N.M.
EMEA	(0.9)	1.1	N.M.	N.M.	5.8	17.4	N.M.	N.M.
Other and eliminations(1)	4.4	4.7	6.8	6.8	14.5	11.6	(20.0)	(22.8)
Total income tax benefit/(expense)	(7.6)	(8.4)	10.5	32.9	(5.5)	2.1	N.M.	(83.6)
Profit/(loss) for the period:
Brazil	10.8	14.5	34.3	42.6	19.3	24.0	24.4	35.2
Americas	16.9	10.4	(38.5)	(18.9)	24.1	24.0	(0.4)	N.M.
EMEA	(3.2)	(1.0)	68.8	53.1	(6.4)	(42.1)	N.M.	N.M.
Other and eliminations(1)	(19.8)	(15.9)	19.7	20.7	(55.4)	(22.2)	59.9	60.8
Profit/(loss) for the period	4.7	8.0	70.2	N.M.	(18.4)	(16.3)	11.4	31.0
Other financial data:
EBITDA(2):
Brazil	40.6	45.0	10.8	12.6	106.4	115.0	8.1	17.2
Americas	34.1	34.8	2.1	17.9	81.4	80.3	(1.4)	7.0
EMEA	7.4	5.8	(21.6)	(31.1)	20.5	(33.0)	N.M.	N.M.
Other and eliminations(1)	(13.7)	(8.1)	40.9	44.5	(38.2)	9.1	N.M.	N.M.
Total EBITDA (unaudited)	68.4	77.5	13.3	21.9	170.1	171.4	0.8	10.6
Adjusted EBITDA(2):
Brazil	43.3	46.8	8.1	9.2	111.2	123.7	11.2	20.6
Americas	34.8	35.5	2.0	18.1	83.8	85.2	1.7	12.1
EMEA	9.0	6.5	(27.8)	(24.4)	22.4	17.4	(22.3)	(23.2)
Other and eliminations(1)	(1.3)	(0.6)	53.8	46.2	(7.8)	(6.5)	16.7	17.9
Total Adjusted EBITDA (unaudited)	85.8	88.2	2.8	10.1	209.6	219.8	4.9	13.9

(1)	Includes holding company level revenue and expenses (such as corporate expenses and Acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)	For a reconciliation to IFRS as issued by the IASB, see Note 6 to the Interim financial statements. N.M. means not meaningful.

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Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2013

Revenue

Revenue increased by $9.3 million, or 1.6%, from $580.3 million for the three months ended September 30, 2013 to $589.6 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, revenue increased by 5.9%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 2.7%, driven primarily by solid performance in the Americas and, in particular, in Chile due to the recovery from last year when new business model was implemented, and Peru due to offshore business from Argentina and new local businesses. This positive performance in the Americas largely offset the reduction in EMEA caused by adverse economic conditions in Spain. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 9.1% due to the strong double digit growth in most of the countries except EMEA, growing with current clients and also capturing new clients.

The following chart sets forth a breakdown of revenue based on geographical region for the three months ended September 30, 2013 and September 30, 2014 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended September 30,
($ in millions, except percentage changes)	2013	(%)	2014	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	293.0	50.5	307.7	52.2	5.0	4.5
Americas	199.1	34.3	204.3	34.7	2.6	15.9
EMEA	88.5	15.3	77.7	13.2	(12.2)	(11.8)
Other and eliminations(1)	(0.3)	(0.1)	(0.1)	(0.1)	(66.7)	N.M.
Total	580.3	100.0	589.6	100.0	1.6	5.9

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended September 30, 2013 and September 30, 2014 was $293.0 million and $307.7 million, respectively. Revenue increased in Brazil by $14.7 million, or 5.0%. Excluding the foreign exchange impact, revenue increased by 4.5% over this period. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 3.6%, principally due to reduction in volumes. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 11.0% over this period, principally due to volume growth and the introduction of new services wins in the telecommunications sector with new clients, primarily in the financial services sector and growth with current clients.

Americas

Revenue in the Americas for the three months ended September 30, 2013 and September 30, 2014 was $199.1 million and $204.3 million, respectively. Revenue increased in the Americas by $5.2 million, or 2.6%. Excluding the impact of foreign exchange, revenue increased by 15.9%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 24.4% over this period, with strong performance across the region and in particular in Chile and Peru thanks to higher volumes in both countries. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 8.1%, with double-digit growth in most of the markets supported by increasing volumes with existing clients and new customers wins.

EMEA

Revenue in EMEA for the three months ended September 30, 2013 and September 30, 2014 was $88.5 million and $77.7 million, respectively. Revenue decreased in EMEA by $10.8 million, or 12.2%. Excluding the foreign exchange impact, revenue decreased by 11.8%. Excluding the foreign exchange impact, revenue from Telefónica decreased by 18.3% principally due to a decrease in the volume of customer sales in Spain, driven by the adverse Telefónica situation in the Spanish telecommunications market. Revenue from non-Telefónica clients increased by 1.7%, excluding the impact of foreign exchange, principally due to new clients in Spain that compensate the market reduction in Directory services and Public Administration clients.

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Other operating income

Other operating income increased by $0.8 million, from $0.1 million for the three months ended September 30, 2013 to $0.9 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, other operating income increased by $0.8 million principally due to subsidies received in Spain for hiring disabled employees.

Other gains

In May 2014, the MSA with Telefónica, which required the Telefónica Group to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these countries. The provisions of the MSA required Telefónica to compensate us in case of shortfalls in these revenue commitments. Based on the above, Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million.

The change from $0.0 million for the three months ended September 30, 2013 to a loss of $0.4 million for the three months ended September 30, 2014 was due to FX effect coming from the income in Atento Luxco 1 explained above.

Total operating expenses

Total operating expenses decreased by $0.7 million, or 0.1%, from $543.5 million for the three months ended September 30, 2013 to $542.8 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, operating expenses increased by 3.7%. As a percentage of revenue, operating expenses constituted 93.7% and 92.1% for the three months ended September 30, 2013 and 2014, respectively. This increase at nominal terms is principally due to higher operation volume in Brazil and Americas. Lower operating expenses as a percentage of our revenue are due to efficiencies achieved through the implementation of our margin transformational initiatives in the three months ended September 30, 2014, improving the profitability of the Company.

The $0.7 million decrease in operating expenses during the three months ended September 30, 2014 resulted from the following components:

Supplies: Supplies increased by $1.6 million, or 6.3%, from $25.5 million for the three months ended September 30, 2013 to $27.1 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, supplies expense increased by 10.6%. The increase is principally explained by growth in Brazil and Americas, partially offset by a decrease in the EMEA region as a result of lower activity. As a percentage of revenue, supplies constituted 4.4% and 4.6% for the three months ended September 30, 2013 and 2014, respectively.

Employee benefits expenses: Employee benefits expenses increased by $6.3 million, or 1.6%, from $396.7 million for the three months ended September 30, 2013 to $403.0 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, employee benefits expenses increased by 5.9%. This increase in employee benefits expenses was principally in Brazil and Americas, partially offset by EMEA employee benefits expenses decrease, despite restructuring expenses. Adjusting for restructuring expenses of $2.3 million and excluding the impact of foreign exchange, employee benefits expenses would have increased by 5.3%. As a percentage of our revenue, employee benefits expenses maintained stable by 68.4% for the three months ended September 30, 2013 and 2014, respectively. Adjusting for restructuring expenses, employee benefits expenses as a percentage of revenue would have constituted 67.9% and 68.0% for the three months ended September 30, 2013 and 2014, respectively. Adjusting for restructuring expenses and excluding the impact of foreign exchange, employee benefits expense as a percentage of revenue would have constituted 67.9%.

Depreciation and amortization: Depreciation and amortization expense decreased by $0.9 million, or 2.9%, from $30.9 million for the three months ended September 30, 2013 to $30.0 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 1.0%, principally due to the lower carrying amount of customer relationship intangible assets, as a result of the impairment test performed in June 30, 2014.

Changes in trade provisions: Changes in trade provisions decreased by $0.7 million, from $0.8 million for the three months ended September 30, 2013 to $0.1 million for the three months ended September 30, 2014. This decrease was principally due to the collection, in 2013, of some receivables that had been previously impaired. As a percentage of revenue, changes in trade provisions constituted 0.1% and 0.0% for the three months ended September 30, 2013 and 2014.

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Other operating expenses: Other operating expenses decreased by $8.0 million, or 8.8%, from $91.2 million for the three months ended September 30, 2013 to $83.2 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, other operating expenses decreased by 6.9%, principally due to cost efficiencies and ramp-down of non-core acquisition and integration costs. As a percentage of revenue, other operating expenses constituted 15.7% and 14.1% for the three months ended September 30, 2013 and 2014, respectively.

Impairment charges: As of June 30, 2014, we performed an impairment test on the carrying amount of customer relationship intangible assets, goodwill and property, plant and equipment given the amendment to the MSA which impacted the amount of expected revenue and also considering the changes in expected revenue in certain countries. The impairment test was performed using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different countries where we operate. The result of the test performed was an impairment charge.

The change from $0.0 million for the three months ended September 30, 2013 to a gain of $0.4 million for the three months ended September 30, 2014 is due to FX differences.

Brazil

Total operating expenses in Brazil increased by $11.4 million, or 4.3%, from $265.7 million for the three months ended September 30, 2013 to $277.1 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 3.4%, at a slower pace than our revenue growth. Operating expenses as a percentage of revenue decreased from 90.7% to 90.1%. The decrease in operating expenses in Brazil as a percentage of sales was principally due to cost efficiencies from the implementation of our margin transformational programs.

Americas

Total operating expenses in the Americas increased by $4.4 million, or 2.5%, from $176.8 million for the three months ended September 30, 2013 to $181.2 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 14.8%, at a slower pace than our revenue growth. Operating expenses as a percentage of revenue decreased from 88.8% to 88.7% in the three months ended September 30, 2014.

EMEA

Total operating expenses in EMEA decreased by $10.7 million, or 12.3%, from $87.3 million for the three months ended September 30, 2013 to $76.6 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 11.0%. The reduction in operating expenses in EMEA in the three months ended September 30, 2014 is impacted by the benefits of the restructuring plan implemented in Spain.

Operating profit

Operating profit increased by $10.1 million, or 27.0%, from $37.4 million for the three months ended September 30, 2013 to $47.5 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, operating profit increased by 40.6%. Operating profit margin increased from 6.4% for the three months ended September 30, 2013 to 8.1% for the three months ended September 30, 2014 driven mainly by the operational improvement achieved in most of our countries as a result of the successful execution of our margin transformational initiatives.

Brazil

Operating profit in Brazil increased by $3.3 million, or 12.0%, from $27.4 million for the three months ended September 30, 2013 to $30.7 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, operating profit increased by 14.6% in 2014. Operating profit margin in Brazil increased from 9.4% for the three months ended September 30, 2013 to 10.0% for the three months ended September 30, 2014. The increase in operating profit in Brazil for the period was principally due to cost efficiencies, partially offset by ramp-up costs of new clients.

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Americas

Operating profit in the Americas increased by $1.2 million, or 5.3%, from $22.8 million for the three months ended September 30, 2013 to $24.0 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, operating profit in Americas increased by 26.3% in 2014. Operating profit margin in the Americas increased from 11.5% for the three months ended September 30, 2013 to 11.7% for the three months ended September 30, 2014. The increase in operating profit in the Americas was principally due to the better performance in most of the markets where we operate.

EMEA

Operating profit in EMEA maintained stable when compared the three months ended September 30, 2014 to 2013, in the amount of $1.2 million. However, operating profit margin in EMEA increased from 1.4% for the three months ended September 30, 2013 to 1.5% for the three months ended September 30, 2014, resulting from lower depreciation and restructuring expenses.

Finance income

Finance income increased by $17.1 million, from $4.1 million for the three months ended September 30, 2013 to $21.2 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, finance income increased by $17.4 million during the three months ended September 30, 2014. This increase was principally due to higher unrealized gains on cross-currency swaps associated with the 7.375% Senior Secured Notes and higher financial income in Brazil.

Finance costs

Finance costs decreased by $7.2 million, or 19.2%, from $37.5 million for the three months ended September 30, 2013 to $30.3 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, finance costs decreased by 18.1% during the three months ended September 30, 2014. This decreased was principally due to lower unrealized losses on cross-currency swaps associated with the 7.375% Senior Secured Notes, partially offset by higher financing costs from BNDES facility and Preferred Equity Certificates.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) change from a gain of $8.2 million for the three months ended September 30, 2013 to a loss of $22.0 million for the three months ended September 30, 2014. This increase in net foreign exchange losses was principally due to losses resulting from liabilities denominated in foreign currencies which depreciated against the U.S. dollar during the 2014 period.

Income tax benefit/(expense)

Income tax benefit/(expense) for the three months ended September 30, 2013 and September 30, 2014 was a loss of $7.6 million and $8.4 million, respectively, increasing by $0.8 million or 10.5% during the three months ended September 30, 2014. Excluding the impact of foreign exchange, income tax increased by 32.9%.

Profit/(loss) for the period

Profit/(loss) for the three months ended September 30, 2013 and September 30, 2014 was a gain of $4.7 million and $8.0 million, respectively. Excluding the impact of foreign exchange, profit margin increased by $7.2 million in the three months ended September 30, 2014 as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $9.1 million, or 13.3%, from $68.4 million for the three months ended September 30, 2013 to $77.5 million for the three months ended September 30, 2014. Adjusted EBITDA increased by $2.4 million, or 2.8%, from $85.8 million for the three months ended September 30, 2013 to $88.2 million for the three months ended September 30, 2014. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that are not related to our core results of operations. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

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Excluding the impact of foreign exchange, EBITDA increased by 21.9% and Adjusted EBITDA increased by 10.1% mainly due to revenue growth and solid performance in Brazil and Americas, more than offsetting the volume reduction in EMEA.

Brazil

EBITDA in Brazil increased by $4.4 million, or 10.8%, from $40.6 million for the three months ended September 30, 2013 to $45.0 million for the three months ended September 30, 2014. Adjusted EBITDA in Brazil increased by $3.5 million, or 8.1%, from $43.3 million for the three months ended September 30, 2013 to $46.8 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 12.6% and 9.2%, respectively. The increase in EBITDA and Adjusted EBITDA is principally due to the strong growth in revenue with existing clients and capture of new clients, as well as the operating efficiencies.

Americas

EBITDA in the Americas increased by $0.7 million, or 2.1%, from $34.1 million for the three months ended September 30, 2013 to $34.8 million for the three months ended September 30, 2014. Adjusted EBITDA in the Americas increased by $0.7 million, or 2.0%, from $34.8 million for the three months ended September 30, 2013 to $35.5 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 17.9% and 18.1% respectively, due to strong performance across the region and in particular in Chile thanks to the positive impact of the implementation of the new business model with Telefónica during 2013 and in Peru due to increase in offshore business from Argentina.

EMEA

EBITDA in EMEA decreased by $1.6 million, from $7.4 million for the three months ended September 30, 2013 to $5.8 million for the three months ended September 30, 2014. Adjusted EBITDA in EMEA decreased by $2.5 million, or 27.8%, from $9.0 million for the three months ended September 30, 2013 to $6.5 million for the three months ended September 30, 2014. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased by 31.1% and 24.4% respectively. The decrease in Adjusted EBITDA, during the three months ended September 30, 2014 is principally due to a reduction in Telefónica volume in Spain.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Revenue

Revenue decreased by $4.0 million, or 0.2%, from $1,747.3 million for the nine months ended September 30, 2013 to $1,743.3 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, revenue increased by 8.4%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 4.4%, driven primarily by solid performance in the Americas and, in particular, in Chile due to the new business model implementation during 2013, in Peru due to increase in offshore business from Argentina and in Argentina due to price increase. This positive performance in the Americas and Brazil largely offset the reduction in EMEA caused by adverse economic conditions in Spain. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 12.2% due to the strong double digit growth in all the regions.

The following chart sets forth a breakdown of revenue based on geographical region for the nine months ended September 30, 2013 and September 30, 2014 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the nine months ended September 30,
($ in millions, except percentage changes)	2013	(%)	2014	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	899.5	51.5	906.2	52.0	0.7	9.1
Americas	574.4	32.9	576.7	33.1	0.4	14.6
EMEA	274.1	15.7	260.8	15.0	(4.9)	(7.4)
Other and eliminations(1)	(0.7)	(0.1)	(0.4)	(0.1)	(42.9)	(57.1)
Total	1,747.3	100.0	1,743.3	100.0	(0.2)	8.4

(1) Includes holding company level revenues and consolidation adjustments.

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Brazil

Revenue in Brazil for the nine months ended September 30, 2013 and September 30, 2014 was $899.5 million and $906.2 million, respectively. Revenue increased in Brazil by $6.7 million, or 0.7%. Excluding the foreign exchange impact, revenue increased by 9.1% over this period. Excluding the impact of foreign exchange, revenue from Telefónica increased by 4.9%, principally due to the introduction of new services in Brazil. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 12.5% over this period, principally due to volume growth and the introduction of new services with existing clients, primarily in the financial services sector, in addition to the capture of new clients during the first nine months of 2014.

Americas

Revenue in the Americas for the nine months ended September 30, 2013 and September 30, 2014 was $574.4 million and $576.7 million, respectively. Revenue increased in the Americas by $2.3 million, or 0.4%. Excluding the impact of foreign exchange, revenue increased by 14.6%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 16.9% over this period, with strong performance across the region and in particular in Chile thanks to the positive impact of the implementation of the new business model with Telefónica during 2013 and in Peru due to increase in offshore business from Argentina. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 12.3%, with growth in most of the markets with existing clients and also through new clients.

EMEA

Revenue in EMEA for the nine months ended September 30, 2013 and September 30, 2014 was $274.1 million and $260.8 million, respectively. Revenue decreased in EMEA by $13.3 million, or 4.9%. Excluding the foreign exchange impact, revenue decreased by 7.4%. Excluding the foreign exchange impact, revenue from Telefónica decreased by 15.4% principally due to a decrease in the volume of customer sales in Spain, driven by the adverse Telefónica situation in the Spanish telecommunications market. Revenue from non-Telefónica clients increased by 9.6%, excluding the impact of foreign exchange, principally due to new clients in the region.

Other operating income

Other operating income increased by $1.1 million, from $0.7 million for the nine months ended September 30, 2013 to $1.8 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, other operating income increased by $1.1 million principally due to the subsidies received in Spain for hiring disabled employees.

Other gains

In May 2014, the MSA with Telefónica, which required the Telefónica Group to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these countries. The provisions of the MSA required Telefónica to compensate us in case of shortfalls in these revenue commitments. Based on the above, Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.5 million for the nine months ended September 30, 2014).

Total operating expenses

Total operating expenses increased by $24.8 million, or 1.5%, from $1,675.4 million for the nine months ended September 30, 2013 to $1,700.2 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, operating expenses increased by 9.7%. As a percentage of revenue, operating expenses constituted 95.9% and 97.5% for the nine months ended September 30, 2013 and 2014, respectively. This increase is principally due to the impairment charges recognized and increases in employee benefit expenses due to restructuring costs. Adjusting for both of these items, operating expenses as a percentage of revenues would have constituted 94.3% of revenue.

The $24.8 million increase in operating expenses during the nine months ended September 30, 2014 resulted from the following components:

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Supplies: Supplies increased by $7.6 million, or 10.6%, from $71.6 million for the nine months ended September 30, 2013 to $79.2 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, supplies expense increased by 21.1%. The increase is principally explained by growth in Brazil and Mexico as well as a reclassification of costs previously booked as Other Operating Costs and now booked as Supplies, which were partially offset by a decrease in the EMEA region as a result of lower activity. As a percentage of revenue, supplies constituted 4.1% and 4.5% for the nine months ended September 30, 2013 and 2014, respectively.

Employee benefits expenses: Employee benefits expenses increased by $19.6 million, or 1.6%, from $1,226.8 million for the nine months ended September 30, 2013 to $1,246.4 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, employee benefits expenses increased by 10.3%. This increase in employee benefits expenses was principally due to the restructuring expenses in Spain, Argentina and Chile. This increase was partially offset by operational efficiencies generated. Adjusting for restructuring expenses of $23.8 million and excluding the impact of foreign exchange, employee benefits expenses would have increased by 8.4%. As a percentage of our revenue, employee benefits expenses constituted 70.2% and 71.5% for the nine months ended September 30, 2013 and 2014, respectively. Adjusting for restructuring expenses, employee benefits expenses as a percentage of revenue would have constituted 70.0% and 70.1% for the nine months ended September 30, 2013 and 2014, respectively. Adjusting for restructuring expenses and excluding the impact of foreign exchange, employee benefits expense as a percentage of revenue would have constituted 70.2%. The headcount reduction plan in Spain will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España, S.A.U..

Depreciation and amortization: Depreciation and amortization expense decreased by $5.3 million, or 5.5%, from $96.9 million for the nine months ended September 30, 2013 to $91.6 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 0.3%, principally due to the usual investments of the business.

Changes in trade provisions: Changes in trade provisions changed by $3.2 million, from a positive change of $3.0 million for the nine months ended September 30, 2013 to a negative change of $0.2 million for the nine months ended September 30, 2014. This decrease was principally due to the collection, in 2013, of some receivables that had been previously impaired. As a percentage of revenue, changes in trade provisions constituted 0.2% and 0.0% for the nine months ended September 30, 2013 and 2014.

Other operating expenses: Other operating expenses decreased by $32.8 million, or 11.6%, from $283.1 million for the nine months ended September 30, 2013 to $250.3 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, other operating expenses decreased by 5.0%, principally due to cost efficiencies and ramp-down of non-core acquisition and integration costs. As a percentage of revenue, other operating expenses constituted 16.2% and 14.4% for the nine months ended September 30, 2013 and 2014, respectively.

Impairment charges: As of June 30, 2014, we performed an impairment test on the carrying amount of customer relationship intangible assets, goodwill and property, plant and equipment given the amendment to the MSA which impacted the amount of expected revenue and also considering the changes in expected revenue in certain countries. The impairment test was performed using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different countries where we operate. The result of the test performed was an impairment charge of $27.6 million of the intangible asset related to the customer relationship with Telefónica in connection with the MSA. Impairment charges of $1.1 million of goodwill in Spain and of $3.8 million of goodwill in the Czech Republic were recognized during the first nine months of 2014 as a result of this impairment test.

Brazil

Total operating expenses in Brazil decreased by $2.8 million, or 0.3%, from $836.4 million for the nine months ended September 30, 2013 to $833.6 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 8.0%, which was slightly below revenue growth. Operating expenses as a percentage of revenue decreased from 93.0% to 92.0%. The decrease in operating expenses in Brazil as a percentage of sales was principally due to cost efficiencies in addition to higher costs incurred in 2013 because of the ramp-up of new Telefónica services.

Americas

Total operating expenses in the Americas increased by $1.3 million, or 0.2%, from $528.8 million for the nine months ended September 30, 2013 to $530.1 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 14.8%, in line with the increase in revenues. Operating expenses as a percentage of revenue decreased from 92.1% to 91.9% in the nine months ended September 30, 2014.

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EMEA

Total operating expenses in EMEA increased by $39.3 million, or 14.5%, from $271.9 million for the nine months ended September 30, 2013 to $311.2 million for the nine months ended September 30, 2014. Operating expenses as a percentage of revenue increased from 99.2% to 119.3%. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 11.4%. The change in operating expenses in EMEA in the nine months ended September 30, 2014 was primarily attributable to impairment charges and restructuring costs.

Operating profit

Operating profit increased by $6.7 million, or 9.2%, from $73.1 million for the nine months ended September 30, 2013 to $79.8 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, operating profit increased by 24.5%. Operating profit margin increased from 4.2% for the nine months ended September 30, 2013 to 4.6% for the nine months ended September 30, 2014, despite the negative impact of the recognized impairments in EMEA and restructuring costs. Excluding this impact, operating profit margin would have been 7.8%, driven mainly by the operational improvement in most of the markets as a result of the implementation of strategic initiatives, in addition to the growth in Chile after the implementation of a new business model with Telefónica during 2013 and the costs related to the introduction of new services with Telefónica in Brazil during the first half of 2013.

Brazil

Operating profit in Brazil increased by $9.5 million, or 15.0%, from $63.4 million for the nine months ended September 30, 2013 to $72.9 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, operating profit increased by 24.6% in 2014. Operating profit margin in Brazil increased from 7.0% for the nine months ended September 30, 2013 to 8.0% for the nine months ended September 30, 2014. The increase in operating profit in Brazil for the period was principally due to cost efficiencies (partially offset by higher costs) in 2013 related to the introduction of new services with Telefónica.

Americas

Operating profit in the Americas increased by $1.6 million, or 3.5%, from $46.2 million for the nine months ended September 30, 2013 to $47.8 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, operating profit in Americas increased by 12.8% in 2014. Operating profit margin in the Americas increased from 8.0% for the nine months ended September 30, 2013 to 8.3% for the nine months ended September 30, 2014. The increase in operating profit in the Americas was principally due to the better performance in most of the markets where we operate, including significant improvement in Chile following implementation of the new business model with Telefónica during 2013.

EMEA

Operating profit in EMEA decreased by $51.7 million, from a profit of $2.5 million for the nine months ended September 30, 2013 to a loss of $49.2 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, operating profit in EMEA decreased by $50.6 million in 2014. Operating profit margin in EMEA decreased from 0.9% for the nine months ended September 30, 2013 to a loss of 18.9% for the nine months ended September 30, 2014, principally impacted by the recognized impairment charge ($32.5 million) discussed above and the restructuring costs ($17.9 million). Excluding this impact, operating profit margin would have been a gain of 0.5% during the nine months ended September 30, 2014, resulting from underutilized workforce and infrastructure.

Finance income

Finance income increased by $15.3 million, from $13.0 million for the nine months ended September 30, 2013 to $28.3 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, finance income increased by $16.6 million during the nine months ended September 30, 2014. This increase was principally due to higher unrealized gains on cross-currency swaps associated with the 7.375% Senior Secured Notes and on interest rate swaps associated to Brazilian Debentures and higher finance income in Brazil.

27

Finance costs

Finance costs increased by $4.2 million, or 4.0%, from $103.9 million for the nine months ended September 30, 2013 to $108.1 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, finance costs increased by 7.3% during the nine months ended September 30, 2014. This increase was principally due to higher finance costs of $6.9 million incurred in 2014 related to the Preferred Equity Certificates which were capitalized after the IPO, costs from BNDES raised facility in Brazil and a full period of finance costs incurred on the 7.375% Senior Secured Notes. These impacts were partially offset by lower unrealized losses of $7.7 million, mainly related to cross-currency swaps associated with the 7.375% Senior Secured Notes.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $23.3 million, from a gain of $4.9 million for the nine months ended September 30, 2013 to a loss of $18.4 million for the nine months ended September 30, 2014. This decreased was principally due to net foreign exchange loss resulting from liabilities denominated in foreign currencies which depreciated against the U.S. dollar during the 2014 period.

Income tax benefit/(expense)

Income tax benefit/(expense) for the nine months ended September 30, 2013 and September 30, 2014 was a loss $5.5 million and gain of $2.1 million, respectively, increasing by $7.6 million during the nine months ended September 30, 2014. Excluding the impact of foreign exchange, income tax increased by $4.6 million. The aggregated effective tax rate for the nine months ended September 30, 2014 is distorted because of the contribution of losses in the holding companies to our profit before tax and the tax effect of the impairment charges. Adjusting for this effect, the average effective tax rate for the nine months ended September 30, 2014 would have been 34.5%, while the average effective tax rate of the nine months ended September 30, 2013 would have been 31.8%.

Profit/(loss) for the period

Profit/(loss) for the nine months ended September 30, 2013 and September 30, 2014 was a loss of $18.4 million and $16.3 million, respectively. Excluding the impact of foreign exchange, in the nine months ended September 30, 2014 the Company maintained the same profit margin of (0.7)% as in the nine months ended September 30, 2013 as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $1.3 million, or 0.8%, from $170.1 million for the nine months ended September 30, 2013 to $171.4 million for the nine months ended September 30, 2014. Adjusted EBITDA increased by $10.2 million, or 4.9%, from $209.6 million for the nine months ended September 30, 2013 to $219.8 million for the nine months ended September 30, 2014. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that are not related to our core results of operations. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 10.6% and Adjusted EBITDA increased by 13.9% mainly due to revenue growth and solid performance in Brazil and Americas, more than offsetting the volume reduction in EMEA.

Brazil

EBITDA in Brazil increased by $8.6 million, or 8.1%, from $106.4 million for the nine months ended September 30, 2013 to $115.0 million for the nine months ended September 30, 2014. Adjusted EBITDA in Brazil increased by $12.5 million, or 11.2%, from $111.2 million for the nine months ended September 30, 2013 to $123.7 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 17.2% and 20.6%, respectively. The increase in EBITDA and Adjusted EBITDA is principally due to the strong growth in revenue with existing clients and capture of new clients, as well as the operating efficiencies that contribute to improve the margin.

28

Americas

EBITDA in the Americas decreased by $1.1 million, or 1.4%, from $81.4 million for the nine months ended September 30, 2013 to $80.3 million for the nine months ended September 30, 2014. Adjusted EBITDA in the Americas increased by $1.4 million, or 1.7%, from $83.8 million for the nine months ended September 30, 2013 to $85.2 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 7.0% and increased by 12.1%, respectively, during the nine months ended September 30, 2014. The first nine months of 2014 showed strong performance in Mexico, Peru and Chile. Chile in particular was positively impacted by the finalization of the implementation of a new business model with Telefónica.

EMEA

EBITDA in EMEA decreased by $53.5 million, from a gain of $20.5 million for the nine months ended September 30, 2013 to a loss of $33.0 million for the nine months ended September 30, 2014. Adjusted EBITDA in EMEA decreased by $5.0 million, or 22.3%, from $22.4 million for the nine months ended September 30, 2013 to $17.4 million for the nine months ended September 30, 2014. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 23.2%. The decrease in Adjusted EBITDA, during the nine months ended September 30, 2014 is principally due to a reduction in Telefónica volume in Spain.

Liquidity and Capital Resources

As of September 30, 2014, our outstanding debt amounted to $1,282.0 million, which includes $294.4 million of our 7.375% Senior Secured Notes due 2020, $267.7 million equivalent amount of Brazilian Debentures, $29.3 million of Vendor Loan Note, $36.1 million of CVIs, $8.7 million of finance lease payables, $66.5 million of financing provided by BNDES, $0.5 million of other bank borrowings and $578.8 million of PECs that were capitalized in connection with the IPO.

During the nine months ended September 30, 2014 we have drawn $66.5 million equivalent amount under our credit agreement with BNDES. On May 30, 2014, Midco issued PECs for an aggregate amount of €64.1 million (equivalent to $87.3 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note. In addition, the MSA with Telefónica was amended and Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.5 million for the nine months ended September 30, 2014). We, in turn, used this amount to partially prepay the Vendor Loan Note due to Telefónica. Finally, we prepaid BRL 34.4 million, BRL 45.0 million and BRL 80.0 million, respectively (equivalent to $15.5 million, $20.4 million and $33.1 million, respectively) of the Brazilian Debentures.

For the nine months ended September 30, 2014, our cash flow used for debt service totaled $227.4 million, which includes voluntary prepayments of our Brazilian Debentures of BRL 34.4 million (equivalent to $15.5 million) on May 12, 2014, BRL 45.0 million (equivalent to $20.4 million) on June 26, 2014, and BRL 80.0 million (equivalent to $33.1 million) on August 28, 2014, voluntary prepayments of our Vendor Loan Note of €64.1 million (equivalent to $87.3 million) on May 30, 2014, and interest payments of $68.4 million. Also, during the nine months ended September 30, 2014, our net cash flows from operating activities totaled $109.4 million, which includes interest paid of $68.4 million. As such, our net cash flows from operating activities (before giving effect to the payment of interest) amounted to $177.8 million. Cash flow used to service our debt represented 127.9% of our net cash flows from operating activities (before giving effect to the payment of interest). Excluding the voluntary prepayments of our Brazilian Debentures and Vendor Loan Note mentioned above, our cash flow related to interest payment and mandatory debt repayment represented 38.5% of the cash flows from operating activities (before giving effect to the payment of interest).

Cash Flow

As of September 30, 2014, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $243.3 million. We believe that our current cash flow from operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

29

($ in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Cash provided by operating activities	34.2	43.5	68.4	109.4
Cash provided by/(used in) investing activities	11.2	(30.7)	(90.2)	(132.8)
Cash provided by/(used in) financing activities	(0.2)	(0.9)	40.6	0.2
Effect of changes in exchanges rates	(3.8)	0.6	(0.5)	0.3
Net increase/(decrease) in cash and cash equivalents	41.4	12.4	18.3	(22.8)

Cash Provided by Operating Activities

Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2013

Net Cash provided by operating activities was $43.5 million for the three months ended September 30, 2014 compared to $34.2 million for the three months ended September 30, 2013. The increase in net cash provided by operating activities was a result of an improvement in working capital performance in Brazil, Spain and Mexico, partially offset by (i) higher payments due to application of provisions and (ii) higher interest paid as a result of Brazilian Debentures prepayment in August 2014.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Net Cash provided by operating activities was $109.4 million for the nine months ended September 30, 2014 compared to $68.4 million for the nine months ended September 30, 2013. The increase in net cash provided by operating activities was a result of an overall improvement in working capital performance and lower taxes paid.

Cash Provided by/(Used in) Investing Activities

Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2013

Net Cash used in investing activities was $30.7 million for the three months ended September 30, 2014 compared to Net Cash provided by investing activities of $11.2 million for the three months ended September 30, 2013. Net cash used in investing activities for the three months ended September 30, 2014 mainly include payments for capital expenditure of $36.0 million, payments for financial instruments of $6.4 million and proceeds from financial instruments of $11.6 million.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Net Cash used in investing activities was $132.8 million for the nine months ended September 30, 2014 compared to $90.2 million for the nine months ended September 30, 2013. Net cash used in investing activities for the nine months ended September 30, 2014 mainly include payments for capital expenditure of $81.2 million, payments for financial instruments of $66.6 million, which include $52.6 million of short term financial investments in Brazil, and proceeds from financial instruments of $14.0 million.

Cash Provided by/(Used in) Financing Activities

Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2013

Net Cash used in financing activities was $0.9 million for the three months ended September 30, 2014 compared to $0.2 million for the three months ended September 30, 2013. Net Cash used in financing activities for the three months ended September 30, 2014 primarily include the impact of BNDES disbursed, offset by Brazilian Debentures prepayment.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Net Cash provided by financing activities was $0.2 million for the nine months ended September 30, 2014 compared to $40.6 million for the nine months ended September 30, 2013. The decrease in net cash provided by financing activities was primarily attributable to the net proceeds received from the issuance of 7.375% Senior Secured Note due to 2020 during the nine months ended September 30, 2013.

30

Free Cash Flow

Our management uses Free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define Free cash flow as net cash flows from operating activities less capital expenditures (addition to property, plant and equipment, and intangible assets) for the period. We believe that Free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, Free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

($ in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net cash flow from operating activities	34.2	43.5	68.4	109.4
Capital expenditures (1)	24.0	24.8	52.7	65.4
Free cash flow (non-GAAP) (unaudited)	10.2	18.7	15.7	44.0

(1)	We define capital expenditures as the sum of additions to property, plant and equipment and the additions to intangible assets during the period presented.

Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2013

Free cash flow increased by $8.5 million from $10.2 million for the three months ended September 30, 2013 to $18.7 million for the three months ended September 30, 2014. The improvement in Free cash flow for the three months ended September 30, 2014 was principally due to the increase in net cash flow from operating activities.

Free cash flow for the three months ended September 30, 2014 was negatively impacted by cash outflows of $3.9 million related to Acquisition and integration related costs, $11.4 million related to restructuring costs in connection with the headcount reduction plan in Spain, $0.3 million related to site relocation costs and $1.4 million related to financing fees and IPO costs.

Free cash flow for the three months ended September 30, 2013 was negatively impacted by cash outflows of $10.3 million related to Acquisition and integration related costs, $0.4 million related to restructuring costs and $0.7 million related to financing fees.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Free cash flow improved by $28.3 million from positive $15.7 million for the nine months ended September 30, 2013 to positive $44.0 million for the nine months ended September 30, 2014. The improvement in Free cash flow for the nine months ended September 30, 2014 was principally due to the increase in net cash flow from operating activities.

Free cash flow for the nine months ended September 30, 2014 was negatively impacted by cash outflows of $6.6 million related to Acquisition and integration related costs, $16.6 million related to restructuring costs, which include $11.5 million related to headcount reduction plan in Spain, $1.1 million related to site relocation costs and $4.8 million related to financing fees and IPO costs.

Free cash flow for the nine months ended September 30, 2013 was (i) negatively impacted by cash outflows of $19.4 million related to Acquisition and integration related costs, $0.6 million related to restructuring costs and $3.7 million related to financing fees, and (ii) positively impacted by $1.1 million related to other.

31

Finance Leases

The Company holds the following assets under finance leases:

	As of December 31, 2013	As of September 30, 2014
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Plant and machinery	-	-
Furniture, tools and other tangible assets	9.4	1.7
Software	-	-
Other intangible assets	-	-
Total	9.4	1.7

The assets acquired under finance leases are located in Brazil, Uruguay, Colombia and Peru.

The present value of future finance lease payments is as follows:

	As of December 31, 2013	As of September 30, 2014
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
		(unaudited)
Up to 1 year	5.3	1.6
Between 1 and 5 years	6.5	7.1
Total	11.9	8.7

Capital Expenditures

Our business has significant capital expenditure requirements, including construction and initial fit-out of our service delivery centers, improvements and refurbishment of leased facilities for our service delivery centers, acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment, acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditures is covered by existing cash and EBITDA generation.

The table below sets forth our historic capital expenditures by segment for the three and nine months ended September 30, 2013 and 2014.

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2014	2013	2014
($ in millions)	(unaudited)		(unaudited)

Brazil	17.4	18.4	36.7	46.6
Americas	4.3	6.0	11.4	15.7
EMEA	2.1	0.2	4.0	2.7
Other and eliminations	0.2	0.2	0.6	0.4
Total capital expenditures	24.0	24.8	52.7	65.4

For 2014, we expect to incur in levels of capital expenditures broadly in line with the last two years, for purchases related to the items described above to support the growth of our business and regular maintenance capital expenditures.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand.

32

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There has been no material changes in the Company’s market risk during the nine months period ended September 30, 2014. For additional information, refer to Note 5 to the Condensed Consolidated Financial Statements and to the Annual Consolidated Financial Statements for the year ended December 31, 2013 included in the Form F-1.

33

ATALAYA luxco MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND

SUBSIDIARIES)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

34

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of December 31, 2013 and September 30, 2014

(In thousands of U.S. dollars)

		December 31,	September 30,
		2013	2014
ASSETS	Notes	(Audited)	(Unaudited)

NON-CURRENT ASSETS		1,071,381	955,414

Intangible assets	Note 7	392,777	311,926
Goodwill	Note 7	197,739	174,407
Property, plant and equipment	Note 7	231,603	226,133
Non-current financial assets		69,323	64,995
Trade and other receivables	Note 9	72	69
Other receivables from public administrations		-	3,843
Other non-current financial assets	Note 9	53,812	47,191
Derivative financial instruments	Note 9 and 10	15,439	13,892
Deferred tax assets		179,939	177,953

CURRENT ASSETS		770,799	760,189

Trade and other receivables		553,026	513,728
Trade and other receivables	Note 9	521,286	486,800
Current income tax receivables		12,962	12,250
Other receivables from public administrations		18,778	14,678
Other current financial assets		4,282	55,765
Other financial assets	Note 9	1,425	53,865
Derivative financial instruments	Note 9 and 10	2,857	1,900
Cash and cash equivalents	Note 9	213,491	190,696

TOTAL ASSETS		1,842,180	1,715,603

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

35

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of December 31, 2013 and September 30, 2014

(In thousands of U.S. dollars)

		December 31,	September 30,
		2013	2014
EQUITY AND LIABILITIES	Notes	(Audited)	(Unaudited)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(133,966)	(137,192)

Share capital	Note 8	2,592	16
Share premium	Note 8	-	2,576
Retained earnings	Note 8	(60,659)	(76,960)
Translation diferences		(77,513)	(60,188)
Valuation adjustments	Note 8	1,627	(2,623)
Other reserves		(13)	(13)

NON-CURRENT LIABILITIES		1,591,287	1,462,893

Deferred tax liabilities		119,282	93,289
Interest bearing-debt	Note 10	833,984	690,562
Non-current payables to Group companies	Note 10	519,607	578,773
Derivative financial instruments	Note 10	15,962	4,043
Non-current provisions	Note 11	99,062	93,429
Other non-current non-trade payables	Note 10	1,441	1,034
Other non-current payables to public administrations		1,949	1,763

CURRENT LIABILITIES		384,859	389,902

Interest bearing-debt	Note 10	17,128	12,506
Trade and other payables		353,213	361,760
Trade payables	Note 10	109,897	116,490
Current income tax payable		7,582	7,547
Other current payables to public administrations		74,983	68,893
Other non-trade payables	Note 10	160,751	168,830
Current provisions	Note 11	14,518	15,636

TOTAL EQUITY AND LIABILITIES		1,842,180	1,715,603

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

36

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2013 and 2014

(In thousands of U.S. dollars)

		Nine months ended September 30,
	Notes	2013 (Unaudited)	2014 (Unaudited)

Revenue	6	1,747,332	1,743,264
Other operating income		687	1,760
Own work capitalized		533	413
Supplies		(71,563)	(79,240)
Employee benefit expense		(1,226,843)	(1,246,353)
Depreciation and amortization	7	(96,927)	(91,640)
Changes in trade provisions		2,996	(199)
Other operating expenses		(283,088)	(250,227)
Other gains	7	-	34,478
Impairment charges	7	-	(32,479)

OPERATING PROFIT		73,127	79,777

Finance income		12,961	28,345
Finance costs		(103,927)	(108,138)
Net foreign exchange gains/(loss)		4,915	(18,405)

NET FINANCE EXPENSE		(86,051)	(98,198)

LOSS BEFORE TAX		(12,924)	(18,421)
Income tax benefit/(expense)	13	(5,519)	2,120
LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(18,443)	(16,301)

Basic and diluted result per share (per U.S. dollars)	14	(0.15)	(0.13)

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

37

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the nine months ended September 30, 2013 and 2014

(In thousands of U.S. dollars)

	Nine months ended September 30,
	2013 (Unaudited)	2014 (Unaudited)
Loss for the period	(18,443)	(16,301)
Other comprehensive income/(loss)

Items that will not be reclassified to profit and loss	-	-

Items that may subsequently be reclassified to profit and loss
Cash flow hedges	4,853	(5,582)
Tax effect	(4,205)	1,332
Translation differences	(60,777)	17,325

Other comprehensive income/(loss), net of taxes	(60,129)	13,075
Total comprehensive loss	(78,572)	(3,226)

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

38

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

Interim consolidated statements of changes in equity for the nine months ended September 30, 2013 and 2014

(In thousands of U.S. dollars)

	Share capital	Share Premium	Retained earnings	Translation	Valuation adjustments	Other
	(Note 8)	(Note 8)	(Note 8)	differences	(Note 8)	reserves	Total equity
Balance at January 1, 2013	2,592	-	(56,620)	21,328	-	(13)	(32,713)
Comprehensive loss for the period	-	-	(18,443)	(60,777)	648	-	(78,572)
Loss for the period	-	-	(18,443)	-	-	-	(18,443)
Other comprehensive income/(loss)	-	-	-	(60,777)	648	-	(60,129)

Balance at September 30, 2013 (*)	2,592	-	(75,063)	(39,449)	648	(13)	(111,285)

	Share capital	Share Premium	Retained earnings	Translation	Valuation adjustments	Other
	(Note 8)	(Note 8)	(Note 8)	differences	(Note 8)	reserves	Total equity
Balance at January 1, 2014	2,592	-	(60,659)	(77,513)	1,627	(13)	(133,966)
Comprehensive loss for the period	-	-	(16,301)	17,325	(4,250)	-	(3,226)
Loss for the period	-	-	(16,301)	-	-	-	(16,301)
Other comprehensive income/(loss)	-	-	-	17,325	(4,250)	-	13,075
Capital reduction	(2,576)	2,576	-	-	-	-	-

Balance at September 30, 2014 (*)	16	2,576	(76,960)	(60,188)	(2,623)	(13)	(137,192)

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

(*) UNAUDITED

39

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine months ended September 30, 2013 and 2014

(In thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2013 (Unaudited)	2014 (Unaudited)
Operating activities
Loss before tax		(12,924)	(18,421)
Adjustments to loss:
Amortization and depreciation		96,927	91,640
Impairment allowances		(2,886)	32,678
Change in provisions		14,986	33,969
Grants released to income		-	-
(Gains)/losses on disposal of fixed assets		1,092	139
(Gains)/losses on disposal of financial assets		853	1,001
Finance income		(7,407)	(13,346)
Finance expense		87,612	99,404
Net exchange differences		(4,915)	18,405
Change in financial instruments fair value		9,909	(7,266)
Own work capitalized		-	(413)
Other gains		-	(34,478)
		196,171	221,733

Changes in working capital:
Change in trade and other receivable		(54,500)	34,832
Change in trade and other payable		34,356	(13,586)
Other assets (payables)		(18,758)	(11,252)
		(38,902)	9,994

Other cash flows from operating activities
Interest paid		(47,405)	(68,396)
Interest received		9,593	13,346
Income tax paid		(24,819)	(15,998)
Other payments		(13,290)	(32,859)
		(75,921)	(103,907)
Net cash flows from/(used in) operating activities		68,424	109,399
Investing activities
Payments for acquisition of intangible assets		(7,613)	(13,412)
Payments for acquisition of property, plant and equipment		(59,445)	(67,765)
Payments for financial instruments		(26,775)	(66,562)
Disposals of intangible assets		-	99
Disposals of property, plant and equipment		-	886
Disposal of financial instruments		3,587	14,000
Net cash flows from/(used in) investing activities		(90,246)	(132,754)
Financing activities
Proceeds from borrowings from third parties		293,185	70,912
Proceeds from borrowings from group companies		(38)	88,319
Repayment of borrowings from third parties		(252,542)	(158,992)
Net cash flows from/(used in) financing activities		40,605	239
Exchange diference		(529)	321
Net increase/(decrease) in cash and cash equivalents		18,254	(22,795)
Cash and cash equivalents at beginning of period		200,311	213,491
Cash and cash equivalents at end of period		218,565	190,696

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

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SELECTED EXPLANATORY Notes to the INTERIM CONDENSED consolidated financial statements for the Nine months ended SEPTEMBER 30, 2014

1.           company activity and corporate information

Atalaya Luxco Midco – formerly BC Luxco Midco - (hereinafter the “Company” or “Midco”), and its subsidiaries (hereinafter the “Atento Group”) comprise a group of companies that offers contact management services to its clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on November 27, 2012 as a limited-liability company. On February 6, 2013 the Company changed its corporate name from BC Luxco Midco to Atalaya Luxco Midco.

The Company was incorporated under the laws of the Grand-Duchy of Luxembourg, with registered office in Luxembourg at 4, Rue Lou Hemmer.

The Company was incorporated in 2012 by Atalaya Luxco Topco, S.C.A., an entity ultimately owned by funds affiliated with Bain Capital Partners, LLC (hereinafter "Bain Capital"). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

On December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer of nearly of 100% of the CRM business carried out by Atento Group companies (the "Acquisition"), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela-based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012. These consolidated financial statements are prepared since December 1, 2012.

As of September 30, 2014, the ultimate parent company of the group is Atalaya Luxco Topco, S.C.A. (Luxembourg). The share capital of Midco currently stands at EUR 12,500 (equivalent to 16,201 U.S. dollars).

The Company's corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assist companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial or real estate business, or intellectual property related activity that it deems necessary to meet the aforementioned corporate purpose.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms, provide telemarketing, marketing and "call center" services through service agencies or any other format currently existing or which may be developed in the future by the Atento Group, provide telecommunications, logistics, telecommunications system management, data transmission, processing and Internet services and to promote new technologies in these areas, offer consultancy and advisory services to customers in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above.

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2.           BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the nine months ended September 30, 2014 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Therefore, they do not contain all the information and disclosures required in a complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the Atento Group’s consolidated annual financial statements for the year ended December 31, 2013.

The figures in these interim condensed consolidated financial statements are expressed in thousands of dollars unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

These interim financial condensed consolidated statements have been prepared on a historical cost basis, except for derivative financial instruments and Contingent Value Instruments (see Note 10), which have been measured at fair value.

Going concern

As of September 30, 2014, the Atento Group presents negative shareholders’ equity for an amount of 137,192 thousand U.S. dollars (133,966 thousand U.S. dollars as of December 31, 2013), primarily due to the incorporation of the new Atento Group, following the acquisition of the former Atento Group, where equity has been negatively impacted by the costs incurred in connection with the acquisition and by integration related costs associated to the change in ownership. Shareholders’ equity is also negatively impacted by the impact of foreign exchanges and the impact of the Atento Group’s financial structure reflected in the negative net finance result.

On October 3, 2014, as part of the Reorganization Transaction as further described in note 17, the Preferred Equity Certificates in the amount of €460,096 thousand (approx. 575,856 thousand U.S. dollars) was capitalized as equity. As a consequence, the negative shareholders’ equity as of September 30, 2014, for an amount of 137,192 thousand U.S. dollars has been corrected with the corresponding prospective reduction in finance expenses.

Accordingly, management has prepared these interim condensed consolidated financial statements based on the principle of going concern.

3.	COMPARATIVE INFORMATION

Comparative information in the interim financial statements refer to the nine months periods ended September 30, 2014 and 2013, except for the statement of financial position, which compares information as of September 30, 2014, and December 31, 2013.

During the nine months ended September 30, 2014 there have not been any changes in the consolidation scope.

4.	ACCOUNTING POLICIES

a)	New and amended standards and interpretations

The accounting policies adopted in the preparation of the interim financial statements for the nine months ended September 30, 2014 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2013, except for the following standards and amendments to existing standards:

•	Amendment to IAS 32 – Offsetting Financial Assets and Financial Liabilities: effective for annual periods beginning on or after January 1, 2014.

•	Amendment to IFRS 10, IFRS 12 and IAS 27 – Investment Entities: effective for annual periods beginning on or after January 1, 2014.

•	IFRIC 21 – Levies: effective for annual periods beginning on or after January 1, 2014.

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•	Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting: effective for annual periods beginning on or January 1, 2014.

The adoption of these standards and amendments did not have a significant impact on these interim financial statements.

b)	Standards and interpretations published by the IASB, but not yet applicable in this period

At the date of publication of these interim financial statements, the following standards and amendments had been issued by the IASB, but its application was not mandatory:

•	IFRS 9 – Financial Instruments: effective for annual periods beginning on or after January 1, 2018.

•	IFRS 14 – Regulatory Deferral Accounts: effective for annual periods beginning on or after January 1, 2016.

•	Amendment to IAS 19 – Defined Benefit Plans: Employee Contributions: effective for annual periods beginning on or after July 1, 2014.

•	Annual Improvements to IFRSs 2010-2012 Cycle: effective for annual periods beginning on or after July 1, 2014.

•	Annual Improvements to IFRSs 2011-2013 Cycle: effective for annual periods beginning on or after July 1, 2014.

•	IFRS 15 Revenue from Contracts with Customers: effective for annual periods beginning on or after July 1, 2017.

•	Amendment to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization: effective for annual periods beginning on or after January 1, 2016.

The Atento Group is currently assessing the impact of the application of these standards and amendments. Pursuant to the analyses conducted to date, the Atento Group estimates that the application of these amendments will not have a material impact on the Group consolidated financial statements in the period of its initial application.

5.	MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group's activities are exposed to the following financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2013. During the nine months ended September 30, 2014 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in Latin America that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two separate ring-fenced financings: (i) the Brazilian Debenture and (ii) the 300 million U.S. dollars 7.375% Senior Secured Notes due 2020, together with the €50 million (62.9 million U.S. dollars) Revolving Credit Facility. The Brazilian Debenture is denominated in Brazilian reais and our obligations are paid with cash flows from Atento Brazil revenue in Brazilian reais. This creates a natural hedge for debt commitments eliminating any foreign exchange risk. In addition, in connection with the issuance of the Senior Secured Notes in U.S. dollars we entered into a series of cross currency swaps derivatives agreements, effectively hedging 90% of the related interest payments in Euros, Mexican Pesos, Colombian Pesos and Peruvian Soles, and 75% of the principal exposure in Euros and Mexican Pesos.

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Argentinean subsidiaries are not party to these two separate ring-fenced financings, and we do not rely on cash flows from these operations to serve our debt commitments entered into in connection with the Acquisition.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Our exposure to interest rate risk arises principally from interest on our indebtedness. As of September 30, 2014, we had total consolidated indebtedness of approximately 1,281,841 thousands U.S. dollars, of which approximately 47.8% (excluding CVIs and the PECs) bears interest at variable rates. As of December 31, 2013, we had total consolidated indebtedness of approximately 1,370,719 thousand U.S. dollars, of which approximately 43.2% (excluding CVIs and the PECs) bears interest at variable rates.

As of September 30, 2014, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 11,693 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 1,281,841 thousand U.S. dollars as of September 30, 2014 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 2,507 thousand U.S. dollars.

As of December 31, 2013, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 15,611 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 1,370,719 thousand U.S. dollars as of December 31, 2013 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 3,786 thousand U.S. dollars.

Foreign Currency Risk

Our exposure to market risk arises principally from exchange rate risk. While the U.S. dollar is our reporting currency, approximately 98% of our revenue for the nine months period ended September 30, 2014 was generated in local currencies other than the U.S. dollar. In addition to the U.S. dollar, we also generate significant revenues in Brazilian reais, Euros and Mexican pesos. The exchange rates among the U.S. dollar and these local currencies have changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk arises from our local currency revenues, receivables and payables. We benefit to a certain degree from the fact that the revenue we collect in each country in which we have operations is generally denominated in the same currency as the majority of the expenses we incur in earning this revenue.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any debts incurred in currencies other than those of the countries where the companies taking on the debt are domiciled.

Upon closing of the Senior Secured Notes issued in U.S. dollars, we entered into cross-currency interest rate swaps pursuant to which we exchanged an amount of U.S. dollars equal to the face amount of the Senior Secured Notes for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. On each interest payment date under the Senior Secured Notes, we receive from the applicable swap counterparty an amount in U.S. dollars equal to a semi-annual amount of interest at a rate per year equal to the interest rate payable on the Senior Secured Notes and calculated based on the amount of U.S. dollars initially exchanged by us under the currency swap and we will pay to the applicable swap counterparty an amount in the applicable other currency equal to a semi-annual amount of interest at a per annum rate equal to the benchmark floating rate for currency swaps for the applicable semi-annual period. Finally, on the maturity date of each currency swap, we will receive from the applicable swap counterparty U.S. dollars in an amount equal to the initial U.S. dollar exchange amount for such currency swap, and will pay to the applicable swap counterparty the applicable other currency in an amount equal to the initial foreign currency exchange amount for such currency swap. As of September 30, 2014, the estimated net fair value of the interest rate hedge instruments related to the cross-currency swaps entered into to hedge the Senior Secured Notes totaled an asset of 56 thousand U.S. dollars (liability 13,277 thousand U.S. dollars, as of December 31, 2013), of which 4,043 thousand U.S. dollars (15,962 thousand U.S. dollars as of December 31, 2013) was recorded as long-term financial debt and 4,099 thousand U.S. dollars (2,685 thousand U.S. dollars as of December 31, 2013) was recorded as long-term financial assets (see Note 10).

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Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of accounts receivable, cash and cash equivalents, and long-term financial assets. Our maximum exposure to credit risk on financial assets is the carrying amount of said assets. Our commercial credit risk management approach is based on continuous monitoring of the risk assumed and the financial resources necessary to manage our various units, in order to optimize the risk-reward relationship in the development and implementation of the business plans of our various units in their ordinary management. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily in Latin America and EMEA. Additionally, we carry out significant transactions with the Telefónica Group. At September 30, 2014, accounts receivable due from the Telefónica Group amounted to 250,519 thousand U.S. dollars (302,234 thousand U.S. dollars as of December 31, 2013).

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of conditions prevailing in the markets and the countries where we operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

Liquidity Risk

We seek to match our debt maturity schedule to our capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that our average debt maturity must be longer than the length of time we require to generate cash flows to pay our debt (assuming that internal projections are met).

At September 30, 2014, the average term to maturity of our debt with third parties (703,068 thousand U.S. dollars) was 5 years. In addition, we had current assets of 760,189 thousand U.S. dollars at such date, which includes short term financial investments of 52,629 thousand U.S. dollars and cash and cash equivalents of 190,696 thousand U.S. dollars, of which 12,184 thousand U.S. dollars are located in Argentina and subject to restrictions on our ability to transfer them out of the country.

At December 31, 2013, the average term to maturity of our debt with third parties (851,112 thousand U.S. dollars) was 6.1 years. In addition, we had current assets of 770,799 thousand U.S. dollars at such date, which included cash and cash equivalents of 213,491 thousand U.S. dollars, of which 13,743 thousand U.S. dollars were located in Argentina and subject to restrictions on our ability to transfer them out of the country.

Capital Management

Our capital management goal is to determine the financial resources necessary to continue our recurring activities and maintain a capital structure that optimizes own and borrowed funds. Additionally, we set an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to carry out our routine activities under normal conditions and to address new opportunities for growth. We strive to maintain debt levels in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

At the date of these interim financial statements, we are compliant with and other established in our financing contracts. In order to monitor our compliance with our financing contracts, we regularly monitor figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

The table below shows an analysis of the financial instruments measured at fair value, classified according to the valuation method used. The Atento Group has defined the following valuation levels:

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Prices (unadjusted) quoted in active markets for identical assets and liabilities (Level 1).

Data other than the Level 1 quoted price that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. price derivatives) (Level 2).

Data for the asset or liability that are not based on observable market data (Level 3).

The Atento Group's assets and liabilities measured at fair value as of December 31, 2013 and September 30, 2014 are as follows:

	Thousands of U.S. dollars
December 31, 2013 (Audited)	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	-	18,296	-	18,296
Total assets	-	18,296	-	18,296
Liabilities
Derivatives	-	(15,962)	-	(15,962)
CVIs	-	-	(43,367)	(43,367)
Total liabilities	-	(15,962)	(43,367)	(59,329)

	Thousands of U.S. dollars
September 30, 2014 (Unaudited)	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	-	15,792	-	15,792
Total assets	-	15,792	-	15,792
Liabilities
Derivatives	-	(4,043)	-	(4,043)
CVIs	-	-	(36,062)	(36,062)
Total liabilities	-	(4,043)	(36,062)	(40,105)

There were no transfers between the different levels during the period.

The following table reflects the movements of the Atento Group’s Contingent Value Instruments (“CVI”) measured at fair value using significant unobservable inputs for the nine months period ended September 30, 2014:

Thousands of U.S. dollars

Fair value as of December 31, 2013 (Audited)	(43,367)
Change in Fair Value	(4,740)
Translation differences	12,045
Fair value as of September 30, 2014 (Unaudited)	(36,062)

6.	SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the nine months ended September 30, 2013 and 2014 (in thousand U.S. dollars).

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Nine months ended September 30, 2013 (Unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	88,408	295,245	507,752	-	891,405
Sales to Telefónica Group	185,464	278,756	391,707	-	855,927
Sales to other group companies	207	402	-	(609)	-
Other operating income and expense	(253,567)	(493,038)	(793,091)	(37,582)	(1,577,278)
EBITDA	20,512	81,365	106,368	(38,191)	170,054
Depreciation and amortization	(18,060)	(35,140)	(42,987)	(740)	(96,927)
Operating profit	2,452	46,225	63,381	(38,931)	73,127
Financial results	(14,746)	(6,514)	(33,884)	(30,907)	(86,051)
Income tax	5,813	(15,575)	(10,251)	14,494	(5,519)
Profit/(loss) for the period	(6,481)	24,136	19,246	(55,344)	(18,443)
EBITDA	20,512	81,365	106,368	(38,191)	170,054
Acquisition and integration related costs	490	615	826	19,142	21,073
Restructuring costs	1,393	1,808	-	816	4,017
Sponsor management fees	-	-	-	5,925	5,925
Site relocation costs	-	-	1,829	-	1,829
Financing fees	-	-	557	4,559	5,116
Asset impairments and Other	-	-	1,613	-	1,613
Adjusted EBITDA	22,395	83,788	111,193	(7,749)	209,627

Capital expenditure	4,032	11,358	36,715	598	52,703
Fixed assets and intangibles (as of December 31, 2013)	136,916	303,329	377,933	3,941	822,119
Allocated assets (as of December 31, 2013)	535,645	694,391	853,018	(240,874)	1,842,180
Allocated liabilities (as of December 31, 2013)	361,576	398,067	661,039	555,464	1,976,146

Nine months ended September 30, 2014 (Unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	99,298	303,861	527,125	-	930,284
Sales to Telefónica Group	161,400	272,484	379,096	-	812,980
Sales to other group companies	60	335	-	(395)	-
Other operating income and expense	(293,762)	(496,392)	(791,159)	9,466	(1,571,847)
EBITDA	(33,004)	80,288	115,062	9,071	171,417
Depreciation and amortization	(16,185)	(32,459)	(42,198)	(798)	(91,640)
Operating profit	(49,189)	47,829	72,864	8,273	79,777
Financial results	(10,265)	(9,388)	(36,396)	(42,149)	(98,198)
Income tax	17,374	(14,360)	(12,452)	11,558	2,120
Profit/(loss) for the period	(42,080)	24,081	24,016	(22,318)	(16,301)
EBITDA	(33,004)	80,288	115,062	9,071	171,417
Acquisition and integration related costs	-	39	6,820	821	7,680
Restructuring costs	17,914	4,788	287	824	23,813
Sponsor management fees	-	-	-	7,285	7,285
Site relocation costs	-	-	1,367	-	1,367
Financing and IPO fees	-	-	795	10,365	11,160
Asset impairments and Other (*)	32,502	85	(596)	(34,882)	(2,891)
Adjusted EBITDA	17,412	85,200	123,735	(6,516)	219,831

Capital expenditure	2,747	15,653	46,632	328	65,360
Fixed assets and intangibles (as of September 30, 2014)	82,392	262,141	365,219	2,714	712,466
Allocated assets (as of September 30, 2014)	475,864	659,088	859,999	(279,348)	1,715,603
Allocated liabilities (as of September 30, 2014)	331,451	375,415	656,251	489,678	1,852,795

(*) Other includes the non-cash penalty fee that Telefónica agreed to compensate us after the amendment to the MSA described in Note 7.

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“Other and eliminations” caption includes activities of the Company, the following intermediate holdings in Luxembourg and Spain: Atento Luxco 1, S.A., Atento Spain Holdco S.L.U. and Global Rossolimo S.L.U. and intragroup eliminations between segments.

During the nine months ended September 30, 2014 approximately 46.6% of sales arose from services provided to companies belonging to the Telefónica Group (49.0% for the nine months ended September 30, 2013).

7.	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in the nine months ended September 30, 2014 are as follows:

	Thousands of U.S. dollars
	Intangible assets	Property, plant and equipment	Total
Balance at December 31, 2013 (Audited)	392,777	231,603	624,380
Additions	13,412	51,948	65,360
Disposals	(97)	(784)	(881)
Transfers	167	(167)	-
Impairment charges	(27,643)	-	(27,643)
Depreciation and amortization	(47,219)	(44,421)	(91,640)
Translation differences	(19,471)	(12,046)	(31,517)
Balance at September 30, 2014 (Unaudited)	311,926	226,133	538,059

Additions

In the nine months ended September, 2014, investments amounting to 46,632 thousand U.S. dollars were made in Brazil, of which 25,862 thousand U.S. dollars were in capacity growth to be able to attend the current and new clients in that country.

In the nine months ended September 30, 2014, investments amounting to 15,653 thousand U.S. dollars were made in Americas mainly in Peru (3,441 thousand U.S. dollars), Mexico (5,968 thousand U.S. dollars) and Central America (4,854 thousand U.S. dollars). The increase in capacity growth in America amounted to 8,144 thousand U.S. dollars, of which in Peru was 920 thousand U.S. dollars and in Mexico was 2,613 thousand U.S. dollars. The investments of 4,575 thousand U.S. dollars in Central America were made for the construction of a new site dedicated to attend nearshore traffic from U.S.A..

Finally, in the nine months ended September 30, 2014 there were no significant investments in EMEA.

The movement in “Goodwill” in the nine months ended September 30, 2014 is as follows:

	Thousands of U. S. dollars
	12/31/2013 (Audited)	Impairment	Translation differences	09/30/2014 (Unaudited)
Peru	34,185	-	(381)	33,804
Chile	21,910	-	(2,807)	19,103
Colombia	9,681	-	(481)	9,200
Czech Republic	3,797	(3,752)	(45)	-
Mexico	2,816	-	(73)	2,743
Spain	1,161	(1,149)	(12)	-
Brazil	77,920	-	(3,446)	74,474
Argentina	46,269	-	(11,186)	35,083
Total	197,739	(4,901)	(18,431)	174,407

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Impairment charges

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.

Tests conducted in 2013 on Atento companies with goodwill did not uncover any impairment in their value, as the related cash flows exceeded the carrying amount of the cash-generating units.

In addition, a sensitivity analysis was performed on changes that could reasonably be expected to occur in the primary valuation inputs, with the recoverable amount remaining above the net carrying amount.

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust such minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these geographies. The provisions of the MSA required Telefónica to compensate the Company in case of shortfalls in these revenue commitments. As such, Telefónica agreed to compensate the Company with a non-cash penalty fee amounting to €25.4 million (equivalent to $34.5 million for the period ended September 30, 2014). This non-cash compensation was recorded in the consolidated income statement for the period ended September 30, 2014 as other gains. The Company, in turn, used this amount to partially reduce and compensate the Vendor Loan Note with Telefónica (see Note 10).

Since the amendment to the MSA affected significantly the amount of expected revenue, this has been considered as a triggering event for the purpose of evaluating the recoverable amount of the intangible assets recorded in relation with such MSA (as described in Note 5 to the Consolidated Financial Statements for the year ended December 31, 2013). Therefore, also considering the changes in expected revenue in other geographies, as of June 30, 2014 (second quarter) management performed an impairment test on the carrying amount of customer relationship intangible assets, goodwill and property, plant and equipment using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flows generation from the different geographies where the company operates. The result of the test performed was an impairment charge of 27,965 thousand U.S. dollars (27,643 thousand U.S. dollars as of September 30, 2014) of the intangible asset related to the customer relationship with Telefónica in connection with the MSA, an impairment charge of 3,752 thousand U.S. dollars of goodwill in Czech Republic and of 1,149 thousand U.S. dollars of goodwill in Spain, which have been recorded in the consolidated income statement as impairment charges.

The pre-tax discount rates and the projected growth rates considered for the impairment test as June 30, 2014 were as follows:

	Discount rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Czech Republic	Argentina
June 2014	16.53%	12.21%	10.38%	12.50%	11.37%	11.27%	9.52%	31.77%
December 2013	16.53%	12.21%	10.38%	12.50%	11.37%	11.27%	9.52%	31.77%

	Growth rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Czech Republic	Argentina
June 2014	5.50%	3.10%	1.50%	3.00%	2.50%	3.00%	2.03%	8.76%
December 2013	5.50%	3.10%	1.85%	3.00%	2.50%	3.00%	2.03%	16.83%

As of September 30, 2014, no trigger event was identified and there are no significant changes to the sensitivity information disclosed in the annual consolidated financial statements for the year ended December 31, 2013.

The Atento Group has no assets with an indefinite useful life and therefore carries out no impairment tests of this type.

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8.	Equity attributable to equity holders of the parent

Share capital

At December 31, 2013 share capital amounted to 2,000,000 Euros (equivalent to 2,592,201 U.S. dollars), divided into 2,000,000 shares with a par value of 1 euro each, fully paid in.

On April 17, 2014, Atalaya Luxco PIKco, S.C.A. was formed as a direct subsidiary of Atalaya Luxco Topco, S.C.A.. On May 15, 2014 Atalaya Luxco Topco, S.C.A. transferred to Atalaya Luxco PIKco, S.C.A. all of its equity interest in the Company. As a result, Atalaya Luxco PIKco, S.C.A. held the entire share capital of the Company.

On September 2, 2014, the nominal value of each share was reduced from 1 euro (EUR 1) to a hundredth of a euro cent (EUR 0.0001), consequently, the number of shares were split from 2,000,000 to 20,000,000,000.

At the same date a decrease of the share capital was approved in the amount of EUR 1,987,500 (equivalent to 2,576,000 U.S. dollars) to an amount of EUR 12,500 (equivalent to 16,201 U.S. dollars), through the cancellation of 19,875,000,000 of shares. The amount of EUR 1,987,500 (equivalent to 2,576,000 U.S. dollars) was reclassified from share capital to a capital contribution account (Share Premium).

As a result of the split and the cancellation of shares, the Company’s share capital as at September 30, 2014 is EUR 12,500 (equivalent to 16,201 U.S. dollars), represented by 125,000,000 shares (one share for every 16 shares previously outstanding).

Legal reserve

According to mercantile legislation in Luxembourg, Atalaya Luxco Midco, S.a.r.l. must transfer 5% of profits for the year to a legal reserve until the reserve reaches 10% of share capital. The legal reserve cannot be distributed.

As of September 30, 2014 and December 31, 2013, no legal reserve had been established.

Retained earnings

Movements in retained earnings during the nine months ended September 30, 2014 are as follows:

Thousands of U.S. dollars

As of December 31, 2013 (Audited)	(60,659)
Loss for the period	(16,301)
As of September 30, 2014 (Unaudited)	(76,960)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency to the Atento Group's presentation currency (U.S. dollars) by the full consolidation method.

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Valuation adjustments

Movements in valuation adjustments in the nine months ended September 30, 2014 were as follows:

Thousands of U.S. dollars

As of December 31, 2013 (Audited)	1,627
Cash flow hedges	(4,250)

As of September 30, 2014 (Unaudited)	(2,623)

9.	FINANCIAL ASSETS

The breakdown of the Company’s financial assets by category as of December 31, 2013 and September 30, 2014 is as follows:

	Thousands of U.S. dollars
December 31, 2013 (Audited)	Loans and receivables	Derivatives	Total

Trade and other receivables	72	-	72
Other financial assets	53,812	-	53,812
Financial derivative instruments (Note 10)	-	15,439	15,439
Non-current financial assets	53,884	15,439	69,323

Trade and other receivables (*)	516,960	-	516,960
Other financial assets	1,425	-	1,425
Financial derivative instruments (Note 10)	-	2,857	2,857
Cash and cash equivalents	213,491	-	213,491
Current financial assets	731,876	2,857	734,733

TOTAL FINANCIAL ASSETS	785,760	18,296	804,056

(*) Excluding advance payments and non-financial assets.

	Thousands of U.S. dollars
September 30, 2014 (Unaudited)	Loans and receivables	Derivatives	Total

Trade and other receivables	69	-	69
Other financial assets	47,191	-	47,191
Financial derivative instruments (Note 10)	-	13,892	13,892

Non-current financial assets	47,260	13,892	61,152

Trade and other receivables (*)	478,309	-	478,309
Other financial assets	53,865	-	53,865
Financial derivative instruments (Note 10)	-	1,900	1,900
Cash and cash equivalents	190,696	-	190,696
Current financial assets	722,870	1,900	724,770

TOTAL FINANCIAL ASSETS	770,130	15,792	785,922

(*)Excluding advance payments and non-financial assets.

Details of other financial assets as of December 31, 2013 and September 30, 2014 are as follows:

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	Thousands of U.S. dollars
	12/31/2013	09/30/2014
	(Audited)	(Unaudited)

Other non-current receivables	2,428	-
Non-current guarantees and deposits	51,384	47,191
Total non-current	53,812	47,191

Other current receivables	-	52,629
Current guarantees and deposits	1,425	1,236
Total current	1,425	53,865

Total	55,237	101,056

“Guarantees and deposits” as of December 31, 2013 and September 30, 2014 primarily comprise deposits posted with the courts in respect of legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian Social Security Authority (Instituto Nacional do Seguro Social).

“Other current receivables” as of September 30, 2014 are comprised of 52,629 thousand U.S. dollars representing U.S. dollar short-term financial investments held by the subsidiary Atento Brasil, S.A..

These short-term financial investments represent export credit notes with a maturity greater than 90 days. Upon maturity the Company will receive Brazilian Reais based on the U.S. dollar – Brazilian Reais foreign exchange rate at maturity date.

The breakdown of “Trade and other receivables” as of December 31, 2013 and September 30, 2014 is as follows:

	Thousands of U.S. dollars
	12/31/2013	09/30/2014
	(Audited)	(Unaudited)
Non-current trade receivables	72	69
Total non-current	72	69
Current trade receivables	492,900	455,765
Other receivables	12,540	11,664
Prepayments	4,326	8,491
Personnel	11,520	10,880
Total current	521,286	486,800
Total	521,358	486,869

For the purpose of the interim financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2013	09/30/2014
	(Audited)	(Unaudited)
Cash at banks	168,287	131,833
Cash equivalents	45,204	58,863
Total	213,491	190,696

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"Cash equivalents" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

On September 26, 2014 a factoring agreement without recourse was entered into Atento Teleservicios España S.A and Banco Bilbao Vizcaya Argentaria S.A., whose anticipated value was €15.6 million (equivalent to 19.6 million U.S. dollars as of September 30, 2014). As a consequence of this, the related trade receivables was writing off.

10.	FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2013 and September 30, 2014 is as follows:

	Thousands of U.S. dollars
December 31, 2013 (Audited)	Liabilities through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds	-	-	631,853	631,853
Bank borrowings	-	-	527	527
Finance lease payables	-	-	6,536	6,536
CVIs	43,367	-	-	43,367
Vendor Loan	-	-	151,701	151,701
Payable to Group companies	-	-	519,607	519,607
Financial derivative instruments	-	15,962	-	15,962
Trade and other payables	-	-	1,033	1,033

Non-current financial liabilities	43,367	15,962	1,311,257	1,370,586
Debentures and bonds	-	-	11,682	11,682
Bank borrowings	-	-	105	105
Finance lease payables	-	-	5,341	5,341
Trade and other payables	-	-	269,789	269,789
Current financial liabilities	-	-	286,917	286,917

TOTAL FINANCIAL LIABILITIES	43,367	15,962	1,598,174	1,657,503

Excluding deferred income and non-financial liabilities

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	Thousands of U.S. dollars
September 30, 2014 (Unaudited)	Liabilities through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds	-	-	554,813	554,813
Bank borrowings	-	-	66,270	66,270
Finance lease payables	-	-	4,598	4,598
CVIs	36,062	-	-	36,062
Vendor Loan	-	-	28,819	28,819
Payable to Group companies	-	-	578,773	578,773
Financial derivative instruments	-	4,043	-	4,043
Trade and other payables	-	-	640	640
Non-current financial liabilities	36,062	4,043	1,233,913	1,274,018
Debentures and bonds	-	-	7,237	7,237
Bank borrowings	-	-	697	697
Vendor Loan	-	-	493	493
Finance lease payables	-	-	4,079	4,079
Trade and other payables	-	-	283,344	283,344
Current financial liabilities	-	-	295,850	295,850

TOTAL FINANCIAL LIABILITIES	36,062	4,043	1,529,763	1,569,868

Excluding deferred income and non-financial liabilities

Interest-bearing debt as of December 31, 2013 and September 30, 2014 is as follows:

	Thousands of U.S. dollars
	12/31/2013	09/30/2014
	(Audited)	(Unaudited)

Senior Secured Notes	288,339	290,569
Brazilian bonds – Debentures	343,514	264,244
Bank borrowings	527	66,270
CVIs	43,367	36,062
Vendor Loan	151,701	28,819
Finance lease payables	6,536	4,598
Sub-total borrowings with third parties	833,984	690,562
Payable to Group companies	519,607	578,773
Total non-current	1,353,591	1,269,335
Senior Secured Notes	9,342	3,810
Brazilian bonds – Debentures	2,340	3,426
Bank borrowings	105	698
Vendor Loan	-	493
Finance lease payables	5,341	4,079
Sub-total borrowings with third parties	17,128	12,506
Total current	17,128	12,506
TOTAL INTEREST-BEARING DEBT	1,370,719	1,281,841

Issuance of bonds - Senior Secured Notes

On January 29, 2013 Atento Luxco 1, S.A. issued bonds with an aggregate principal amount of 300,000,000 U.S. dollars, bearing interest at an annual rate of 7.375%. The bonds mature on January 29, 2020, and the issuer may redeem them early as of January 29, 2016, if certain conditions have been met.

Details of the senior secured notes issuances are as follows:

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Issuer	Issue date	Number of bonds	Unit nominal Value	Annual interest rate	Maturity

Atento Luxco 1, S.A.	January 29, 2013	300,000	1,000 U.S. dollars	7.375%	January 29, 2020

All interest payments are made on a half-yearly basis.

Fair value of debt in relation to the issuance of Senior Secured Notes, calculated on the basis of their quoted price at September 30, 2014, is 301,789 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is level 1 as it based in the market price at the reporting date.

Details of the corresponding debt at each reporting date are as follows:

Thousands of U.S. dollars
		12/31/2013					09/30/2014
		(Audited)					(Unaudited)
Maturity	Currency	Principal	Accrued interest	Total debt	Principal	Accrued interest	Total debt
2020	U.S. Dollar	288,339	9,342	297,681	290,569	3,810	294,379

Brazilian bonds - Debentures

On November 22, 2012 BC Brazilco Participaçoes, S.A. (now merged with Atento Brasil, S.A.) issued preferential bonds in Brazil (the "Debentures"), which were subscribed by institutional investors (the "Debenture holders") and assumed by Bain for an initial amount of 915 million Brazilian reais (365 million U.S. dollars). This long-term financial commitment matures in 2019 and bears interest pegged to the Brazilian CDI (Interbank Deposit Certificate) rate plus 3.70%. Interest is paid on a half-yearly basis.

On March 25, 2013 and June 11, 2013 Atento Brasil, S.A. repaid, in advance of the scheduled date, 71,589 thousand Brazilian reais and 26,442 thousand Brazilian reais respectively (equivalent to 35,545 thousand U.S. dollars and 12,287 thousand U.S. dollars respectively).

On May 12, 2014 and June 26, 2014 Atento Brasil, S.A. repaid, in advance of the scheduled date, 34,358 thousand Brazilian reais and 45,000 thousand Brazilian reais respectively (equivalent to 15,502 thousand U.S. dollars and 20,372 thousand U.S. dollars respectively).

On August 28, 2014 Atento Brasil, S.A. repaid, in advance of the schedule date, 80,000 thousand Brazilian reais (equivalent to 33,058 thousands U.S. dollars).

Under the terms of the financing contract, the Brazilian subsidiary is subject to a financial covenant regarding the maximum debt level at the end of each quarter. To date, the Company has complied with this covenant and does not foresee any future non-compliance.

Details of the corresponding debt at each reporting date are as follows:

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		Thousands of U.S. dollars
		12/31/2013 (Audited)			09/30/2014 (Unaudited)
Maturity	Currency	Principal	Interest pending payment	Total debt	Principal	Interest pending payment	Total debt
2019	Brazilian real	343,514	2,340	345,854	264,244	3,426	267,670

The carrying amount of debentures is similar to the fair value. The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

Bank borrowings

Bank borrowings are held in the following currencies:

	12/31/2013		09/30/2014
	(Audited)		(Unaudited)
	Foreign currency debt	U.S. dollar debt	Foreign currency debt	U.S. dollar debt
	(thousands)	(thousands)	(thousands)	(thousands)
BRL	-	-	163,035	66,518
MAD	5,170	632	3,952	450
Total	-	632	-	66,968

The carrying amount of bank borrowings is similar to the fair value. The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

On February 3, 2014, Banco Nacional de Desenvolvimento Economico e Social (BNDES) granted a credit facility to the subsidiary Atento Brasil S.A. for BRL 300 million (equivalent to 124 million U.S. dollars). Once the debtor met certain requirements in the signed contract the loan automatically became available for the debtor. On March 27, 2014 BNDES disbursed BRL 56.6 million (equivalent to USD 23 million as of September 30, 2014) of the total facility. On April 16, 2014 BNDES disbursed BRL 23.7 million (equivalent to USD 10 million as of September 30, 2014) of the total facility. On July 16, 2014 BNDES disbursed BRL 0.6 million (equivalents to USD 0.2 million as of September 30, 2014) of the total facility. On August 13, 2014 BNDES disbursed BRL 80.6 million (equivalent to USD 33 million as of September 30, 2014) of the total facility. As of September 30, 2014, accrued interests amounted to BRL 1.6 million (equivalent to USD 0.7 million).

The total amount of the BNDES Credit Facility is divided into 5 tranches in the following amounts and subject to the following interest rates:

	Amount of Each Tranche	Interest Rate
Tranche A	BRL 182,330,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) plus 2.5% per annum
Tranche B	BRL 45,583,000.00	SELIC Rate plus 2.5% per annum
Tranche C	BRL 64,704,000.00	4.0% per year
Tranche D	BRL 5,296,000.00	6.0% per year
Tranche E	BRL 2,048,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP)

The BNDES Credit Facility is to be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility.

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The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of the employees of Atento Brasil S.A. without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES, (ii) existence of an unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to paying its obligations under the BNDES Credit Facility.

On January 28, 2013 Atento Luxco 1, S.A., Atento Teleservicios España, S.A.U. and Atento Mexicana, S.A. de C.V. contracted a multi-currency revolving facility (“Super Senior Revolving Credit Facilities Agreement” or “SSRCF”) for 50 million euros (equivalent to 62.9 million U.S. dollars as of September 30, 2014).

The new revolving facility allows for drawdowns in euros, Mexican pesos and US dollars. The interest rates for euro drawdowns and Mexican peso drawdowns are the Euribor and the TIIE, respectively, and the LIBOR for drawdowns in any other currency, plus a 4.5% spread per year. This spread is subject to a step-down based on the debt ratio calculation.

The revolving facility matures on July 28, 2019. As of September 30, 2014 and December 31, 2013 no amounts had been drawdown on the revolving facility.

Atento Maroc, S.A. held a loan granted from Banco Sabadell, at November 30, 2012, 10 million dirhams were repaid in advance of the scheduled date. As of September 30, 2014 the loan balance was 3,952 thousand Moroccan dirham (450 thousand U.S. dollars) (5,170 thousand Moroccan dirham and 632 thousand U.S. dollars as of December 31, 2013). The loan matures on June 28, 2016 and bears interest at 6%.

Contingent Value Instruments (CVIs)

In relation to the acquisition described in Note 1, two of the Company's subholdings, Atalaya Luxco 2, S.a.r.l. (formerly BC Luxco 2, S.a.r.l.) and Atalaya Luxco 3, S.a.r.l. (formerly BC Luxco 3, S.r.a.l.), which held stakes in the Atento Group's Argentinian subsidiaries, issued a contingent value instrument (CVI) with the counterparties Atento Inversiones y Teleservicios, S.A. and Venturini S.A., a Telefónica’s subsidiary.

The CVIs do not bear interest and are recognized at fair value. For further information regarding the CVIs, see Note 17 of our consolidated financial statements for the year ended December 31, 2013.

Vendor Loan

With respect to the acquisition described in Note 1, the Company issued a euro-denominated Vendor Loan Note (Vendor Loan) to a Telefónica branch, amounting to the equivalent of approximately 143 million U.S. dollars. The Vendor Loan matures at December 12, 2022, and accrues an annual 5% of fixed interest, payable annually.

As described in Note 7, in May 2014, the Master Service Agreement (“MSA”) with Telefónica was amended and Telefónica agreed to compensate the Company with a non-cash penalty fee amounting to €25.4 million (equivalent to $34.5 million for the period ended September 30, 2014). The Company, in turn, used this amount to partially reduce and compensate the Vendor Loan Note with Telefónica.

In addition, in May 30, 2014 Atalaya Luxco Midco issued €64 million of PECs (equivalent to $87 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note (See Note 15).

The carrying amount of the Vendor Loan approximately corresponds to its fair value.

The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

Derivatives

Details of derivative financial instruments as of December 31, 2013 and September 30, 2014 are as follows:

57

	Thousands of U.S. dollars
	12/31/2013		09/30/2014
	(Audited)		(Unaudited)
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps - cash flow hedges	15,611	-	11,693	-
Cross currency swaps - cash flow hedge	-	(10,985)	44	(3,430)
Cross currency swaps that do not meet the criteria for hedge accounting	2,685	(4,977)	4,055	(613)
Total	18,296	(15,962)	15,792	(4,043)
Non-current portion	15,439	(15,962)	13,892	(4,043)
Current portion	2,857	-	1,900	-

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil.

As of September 30, 2014, the notional amount of principal arranged in the interest rate swaps totals 595 million Brazilian reals equivalent to 243 million U.S. dollars (595 million Brazilian reals equivalent to 254 million U.S. dollars as of December 31, 2013).

The Atento Group has arranged cross-currency swap instruments to cover US dollar payments arising from the senior secured notes issued in 2013.

As of September 30, 2014 details of cross-currency swaps that are designated and qualified as cash flow hedge were as follows:

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank count- party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	738	7.3750%	EUR	560	7.5450%	0.7588
Santander	01/29/2018	01/29/2020	USD	922	7.3750%	EUR	700	7.5450%	0.7592
Santander	01/29/2020	01/29/2020	USD	25,000	7.3750%	EUR	18,560	7.5450%	0.7424
Goldman Sachs	01/29/2013	01/28/2018	USD	48,000	7.3750%	EUR	35,635	7.5450%	0.7424
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	EUR	44,543	7.5450%	0.7424
Nomura	01/29/2013	01/28/2018	USD	22,000	7.3750%	EUR	16,333	7.6050%	0.7424
Nomura	01/29/2018	01/29/2020	USD	27,500	7.3750%	EUR	20,416	7.6050%	0.7424

Gains and losses on interest rate swap hedges recognized in equity will be taken to the income statement up through maturity of the corresponding contracts as disclosed in the table above.

There were no ineffective hedge derivatives in the nine months ended September 30, 2014.

The Atento Group also contracted the following cross currency swaps that are not designated and qualified as hedging instruments:

58

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank count- party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	410	7.3750%	MXN	9,144	12.9500%	22.302
Santander	01/29/2018	01/29/2020	USD	615	7.3750%	MXN	13,716	12.9500%	22.302
Santander	01/29/2020	01/29/2020	USD	16,667	7.3750%	MXN	211,833	12.9500%	12.71
Goldman Sachs	01/29/2013	01/28/2018	USD	40,000	7.3750%	MXN	508,400	12.9120%	12.71
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	MXN	762,600	12.9120%	12.71
Nomura	01/29/2013	01/28/2018	USD	23,889	7.3750%	MXN	303,628	12.9000%	12.71
Nomura	01/29/2018	01/29/2020	USD	35,833	7.3750%	MXN	455,442	12.9000%	12.71
Goldman Sachs	01/29/2013	01/29/2018	USD	7,200	7.3750%	COP	12,819,600	8.2150%	1780.5
Goldman Sachs	01/29/2013	01/29/2018	USD	13,800	7.3750%	PEN	35,356	7.7900%	2.562
BBVA	01/29/2013	01/29/2018	USD	28,800	7.3750%	COP	51,278,400	8.2160%	1780.5
BBVA	01/29/2013	01/29/2018	USD	55,200	7.3750%	PEN	141,422	7.7800%	2.625

During the nine months ended September 30, 2014, variations in fair value of the derivative financial instruments that are not considered as hedging derivatives recorded under the income statement amount to a net gain of 10,529 thousand U.S. dollars (net loss of 9,911 thousand U.S. dollars in the nine months ended September 30, 2013).

11.	PROVISIONS AND CONTINGENCIES

The movements in “Provisions” in the nine months ended September 30, 2014 are as follows:

	Thousands of U.S. dollars
	Provisions for Liabilities	Provisions for taxes	Provisions for dismantling	Other provisions	Total

Balance at December 31, 2013 (Audited)	80,008	11,229	15,675	6,668	113,580
Allocation	14,111	2,781	2,123	15,095	34,110
Application	(18,979)	(366)	(187)	(13,327)	(32,859)
Reversals	(141)	-	-	-	(141)
Discount	(137)	905	-	58	826
Translation differences	(4,171)	(710)	(864)	(706)	(6,451)
Balance at September 30, 2014 (Unaudited)	70,691	13,839	16,747	7,788	109,065

"Provisions for liabilities" primarily relates to provisions for legal claims underway in Brazil. As indicated in Note 9 “Other financial assets”, Atento Brasil, S.A. has made payments in escrow related to legal claims with ex-employees and the Brazilian Social Security Authority (Instituto Nacional do Seguro Social) amounting to 48,690 thousand U.S. dollars and 44,555 thousand U.S. dollars at December 31, 2013 and September 30, 2014, respectively.

"Provisions for taxes" mainly relates to probable contingencies in Brazil in respect of social security payments, which could be subject to varying interpretations by the social security authorities concerned.

The amount recognized under "Provision for dismantling" corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

59

On June 26, 2014, the Company communicated to the Labor Unions a headcount reduction plan in Spain (“Expediente de Regulación de Empleo”) which took into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España, S.A.U.. In addition, on June 28, 2014 the Company submitted the plan to the Labor Authority in Spain (Ministerio de Empleo y Seguridad Social). The estimated costs incurred in the personnel restructuring and other costs directly attributable to the restructuring in an amount equivalent to 13,918 thousand U.S. dollars as of September 30, 2014 were accrued and registered in “Other provisions”. As of September 30, 2014, the vast majority of total costs incurred in connection with this restructuring process (11,484 thousand U.S. dollars) were already paid.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of September 30, 2014 lawsuits still before the courts were as follows:

As of September 30, 2014 Atento Brasil was involved in approximately 10,171 labor-related disputes (8,610 in 2013), filed by Atento's employees or ex-employees for various reasons, such as dismissal or differences over employment conditions in general. The estimated value of these claims was 107,381 thousand U.S. dollars (110,089 thousand U.S. dollars as of December 31, 2013), of which 62,379 thousand U.S. dollars are classified as probable (71,883 thousand U.S. dollars as of December 31, 2013), 39,674 thousand U.S. dollars are classified as possible (34,606 thousand U.S. dollars as of December 31, 2013), and 5,328 thousand U.S. dollars are classified as remote (3,600 thousand U.S. dollars as of December 31, 2013) based on inputs from external and internal counsels as well as historical statistics. In the nine months ended September 30, 2014 an additional provision of 9,843 thousand U.S. dollars was made. The Company's directors and legal advisors consider that these amounts are sufficient to cover the probable risk of an outflow of funds in respect of the disputes.

Moreover, Atento Brasil, S.A. has 18 civil lawsuits ongoing for various reasons (17 in 2013). The total amount of these claims is approximately 590 thousand U.S. dollars (1,061 thousand U.S. dollars at December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, as of September 30, 2014 Atento Brasil, S.A. has 28 contentious proceedings ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (33 in 2013). The total amount of these claims is approximately 50,021 thousand U.S. dollars (47,532 thousand U.S. dollars at December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

Lastly, there are other contingencies which are classified as possible by the Company amounting to 8,160 thousand U.S. dollars (8,535 thousand U.S. dollars as of December 31, 2013).

As of September 30, 2014 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities in the amount of 8,631 thousand U.S. dollars (9,473 thousand U.S. dollars as of December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

As of September 30, 2014 Atento Teleservicios España S.A.U. was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 3,208 thousand U.S. dollars (2,251 thousand U.S. dollars as of December 31, 2013). According to the Company’s external lawyers, materialization of the risk event is possible.

As of September 30, 2014 Atento México S.A. de C.V. was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 7,078 thousand U.S. dollars (4,823 thousand U.S. dollars as of December 31, 2013). According to the Company’s external lawyers, materialization of the risk event is possible.

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12.	average number of group employees

The average headcount in the Atento Group in the nine months of 2013 and 2014 and the breakdown by countries are as follows:

	Average headcount
	September 30,
(Unaudited)	2013	2014
Brazil	85,721	82,384
Central America	4,147	3,939
Chile	3,760	4,572
Colombia	5,321	6,193
Spain	13,938	12,344
Morocco	1,610	1,394
Mexico	18,293	20,086
Peru	10,254	12,276
Puerto Rico	776	700
United States	386	397
Czech Republic	916	679
Argentina and Uruguay	9,316	8,024
Corporate	79	77
Total	154,517	153,065

13.	Income tax

The breakdown of the Atento Groups’s income tax expense is as follows:

	Thousands of U.S. dollars
	Nine months ended September 30,
	2013	2014
Income taxes	(Unaudited)	(Unaudited)
Current tax expense	(9,046)	(23,890)
Deferred tax	1,549	26,047
Adjustment to prior years	1,978	(37)
Total income tax benefit/(expense)	(5,519)	2,120

The effective tax rate on the Atento Group's consolidated earnings in the nine months period ended September 30, 2014 was 11.5%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento's pre-tax result and the tax effect of the impairment described in Note 7. Stripping out these effects, pre-tax profit would have stood at 85,425 thousand U.S. dollars, with an income tax expense of 29,446 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group's holding companies is 34.5%.

The effective tax rate on the Atento Group's consolidated earnings in the nine months period ended September 30, 2013 was 42.7%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento's pre-tax result. Stripping out this effect, pre-tax profit would have stood at 74,557 thousand U.S. dollars, with an income tax expense of 23,744 thousand U.S. dollars. Consequently, the consolidated rate excluding the Group's holding companies is 31.8%.

14.	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods.

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	Nine months ended September 30,
	2013	2014
	(Unaudited)	(Unaudited)

Result attributable to equity holders of the Company
Net loss for the period (thousands of U.S. dollars)	(18,443)	(16,301)

Weighted average number of ordinary shares (*)	125,000,000	125,000,000

Basic results per share (U.S. dollars)	(0.15)	(0.13)

(*) the quantity of shares was retroactively adjusted to reflect the share reduction approved on September 2, 2014, as mentioned in note 8 (62.5 shares for every share previously outstanding).

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the hypothetical conversion of all potentially dilutive ordinary shares. The Company has no potentially dilutive ordinary shares, and thus there is no difference between basic earnings per share and diluted earnings per share.

15.	RELATED PARTIES

Directors

The directors of the Company at the date on which the financial statements were prepared are Melissa Bethell, Aibhe Jennings, Aurelien Vasseur and Jay Corrigan.

The directors of Atento S.A. at the date on which the financial statements were prepared are Alejandro Reynal, Francisco Tosta Valim Filho, Melissa Bethell, Aurelien Vasseur, Mark Nunnelly, Luis Javier Castro, Stuart Gent and Devin O´Reilly.

The directors currently serving on the Board of the Company received no remuneration as directors in the nine months ended September 30, 2013 and 2014.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in the nine months ended September 30, 2013 and 2014 are as follows:

2013

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mª Reyes Cerezo Rodriguez Sedano	Chief Legal and Compliance Officer
Mauricio Montilha Teles	Chief Financial Officer
John Robson	Director of Global Techology
José Ignacio Cebollero Bueno	Director of Human Resources
Diego Lopez San Roman	Director of Sales and Business Development
Miguel Matey Marañón	Regional Director – North America and Mexico
Juan Enrique Gamé	Regional Director – South America
Nelson Ambrust	Regional Director – Brazil
Mariano Castaños	Regional Director – EMEA

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2014

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mª Reyes Cerezo Rodrigues Sedano	Chief Legal and Compliance Officer
Mauricio Montilha Teles	Chief Financial Officer
John Robson	Director of Global Technology
José Ignacio Cebollero Bueno	Director of Human Resources
Mariano Castaños	Director of Sales
Michael Flodin	Operations Director
Miguel Matey Marañón	Regional Director – North America and Mexico
Juan Enrique Gamé	Regional Director – South America
Nelson Ambrust	Regional Director – Brazil
Jose María Pérez Melber	Regional Director – EMEA
Bruce Dawson	Near Shore Regional Director

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the nine months ended September 30, 2013 and 2014:

	Thousands of U.S. dollars
(Unaudited)	2013	2014
Total remuneration paid to key management personnel	7,191	8,059

The breakdown of the remuneration shown above is as follows:

	Thousands of U.S. dollars
(Unaudited)	2013	2014

Salaries and variable remuneration	6,895	7,644
Salaries	2,429	3,310
Variable remuneration	1,355	4,334
Other remuneration related to Management Incentive Program	3,111	-
Payment in kind	296	415
Medical insurance	50	7
Life insurance premiums	9	64
Other	237	344
Total	7,191	8,059

On July 18, 2013, Atento Spain Holdco 2, S.A.U., an indirect subsidiary, entered into a revolving facility agreement with Atalaya Management Luxco Investment pursuant to which Atento Spain Holdco 2, S.A.U. provided a Euro revolving loan facility in an aggregate amount equal to 3 million euros (equivalent to 4.1 million U.S. dollars) to Atalaya Management Luxco Investment for the purpose of acquiring an immaterial ownership interest in a related party. As of December 31, 2013, the management loan had an outstanding balance of 2,423 thousand U.S. dollars which was included in other non-current receivables on the statement of financial position. The loan accrued interest at a rate of 6% per annum, matured on July 18, 2023.

On April 25, 2014, Atento Spain Holdco 2, S.A.U. contributed its receivable for the outstanding amount under the Facility (2,494 thousand euros equivalent to 3,449 U.S. dollars) to Atalaya Management Luxco Investment in exchange for the issuance by Atalaya Management Luxco Investment of a Class 4 Preference Share, fully subscribed by Atento Spain Holdco 2, S.A.U.. On May 30, 2014, the Class 4 Preference Share was redeemed for a total consideration of 2,508 thousand euros (equivalent to 3,413 thousand U.S. dollars). The redemption price was fully paid in cash.

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Balances and transactions with the Sole Shareholder and other related parties

The Group's sole shareholder is Atento, S.A.. As of September 30, 2014 the ultimate parent company of the group is Atalaya Luxco Topco, S.C.A.

The table below sets out balances and transactions with the Sole Shareholder and other related parties (in thousand U.S. dollars).

	12/31/2013	09/30/2014
	(Audited)	(Unaudited)

Non-current payables to Group companies	519,607	578,773
Atalaya Luxco Topco, S.C.A.	519,607	-
Atalaya Luxco PIKco, S.C.A.	-	578,773

As of December 31, 2013 Atalaya Luxco Topco, S.C.A. payables were composed of the following: (i) three series of Preferred Equity Certificates issued by the Company and subscribed by Atalaya Luxco Topco, totaling 517.4 million U.S. dollars as of December 31, 2013; (ii) accrued interests amounting to 2.2 million U.S. dollars as of December 31, 2013.

In May 15, 2014 Atalaya Luxco Topco S.C.A. and Atalaya Luxco PIKco, S.C.A. entered into a subscription agreement. This agreement stated that all of the PECs were entirely paid up by way of a contribution in kind from Atalaya Luxco Topco to Atalaya Luxco PIKco.

In addition, in May 30, 2014 the Company authorized issuance of the following Preferred Equity Certificates (PECs):

•	Series 4: 50,000,000,000 PECs with a par value of 0.01 euro each. These PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrued interest of 5%. At June 30, 2014 the Company had issued 6,414,652,564 Series 4 PECs for an aggregate amount of 64,147 thousand euros, equivalent to 87,285 thousand U.S. dollars.

As of September 30, 2014 Atalaya Luxco PIKco, S.C.A. payables are composed of the following: (i) four series of Preferred Equity Certificates issued by the Company and subscribed by Atalaya Luxco PIKco, totaling 552.8 million U.S. dollars as of September 30, 2014 and (ii) accrued interests amounting to 26.0 million U.S. dollars as of September 30, 2014.

The interest expense on these debts in the nine months ended September 30, 2014 was 25.8 million U.S. dollars (18.6 million U.S. dollars in the nine months ended September 30, 2013).

The PECs are classified as subordinated debt with respect to the Company's other present and future obligations. The table below provides a summary of PECs and their movements in the nine months ended September 30, 2014:

Thousands of U.S. Dollars
PEC	Maturity	12/31/2013 (Audited)	Issuance	Interest	Translation differences	09/30/2014 (Unaudited)
Series 1 PECs	2042	353,867	-	21,040	(32,495)	342,412
Series 2 PECs	2042	3	-	3,266	(233)	3,036
Series 3 PECs	2072	165,737	-	-	(14,517)	151,220
Series 4 PECs	2044	-	87,285	1,497	(6,677)	82,105
Total		519,607	87,285	25,803	(53,922)	578,773

Given the specific features and conditions of these instruments and their recent date of issuance, the PECs’s book value approximates to their fair value, which fair value hierarchy is level 3.

For further information regarding the PECs, see Note 26 of our consolidated financial statements for the year ended December 31, 2013.

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Transactions with Bain Capital

A number of Atento Group companies receive consultancy services and other services from companies related to Bain Capital Partners, LLC. The services are provided under market conditions. Transactions with Bain Capital Partners in the nine months ended September 30, 2014 amounted to 7,285 thousand U.S. dollars and principally relate to services provided under the consulting services agreement entered to with the Company (8,924 thousand U.S. dollars in the nine months ended September 30, 2013 principally related to transaction fees in connection with the bond issuance and services provided under the consulting services agreement entered to with the Company).

This transaction services agreement and consulting services agreement will be terminated upon the conclusion of the IPO, resulting in termination fees to be paid to Bain Capital Partners, LLC in the amount of 23.0 million dollars and transaction fees of 1.5 million dollars. Refer to the subsequent events note 17.

16.	OTHER INFORMATION

a.	Guarantees and commitments

At September 30, 2014, the Company has guarantees and commitments with third parties amounting to 237,076 thousand U.S. dollars (233,413 thousand U.S. dollars at December 31, 2013).

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

There has not been any material instance of a guarantee being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

The total amount of operating lease expenses recognized in the interim consolidated income statement for the nine months ended September 30, 2014 was 79,381 thousand U.S. dollars (93,086 thousand U.S. dollars at September 30, 2013).

There are no contingent payments on operating leases recognized in the interim consolidated income statements for the nine months ended September 30, 2014 and 2013.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2024. As of September 30, 2014, the payment commitment for the early cancellation of these leases is 146,965 thousand U.S. dollars (147,914 thousand U.S. dollars at December 31, 2013).

17.	EVENTS AFTER THE REPORTING PERIOD

Reorganization transaction

Atento S.A. was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of Preferred Equity Certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of Preferred Equity Certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of Preferred Equity Certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In October 2014, in connection with the completion of Atento S.A.’s initial public offering (the “IPO”), Topco transferred its entire interest in the Company (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. The Luxco PECs amounted to €460.0 million (578.8 million U.S. dollars) as of September 30, 2014 (€460.1 million or approx. 575.9 million of U.S. dollars as at capitalization date on October 3rd). Upon completion of the Contribution, the Luxco PECs were cancelled by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to Atento S.A., in consideration for which Atento S.A. issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to Atentos S.A.’s share premium account. As a result of such transfer, Midco became a direct subsidiary of Atento S.A.. It was also completed a share split whereby the Company issued approximately 2,219.212 for each 1 ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

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The Reorganization Transaction was implemented pursuant to which Midco became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, the financial statements present the consolidated results of operations of Midco. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction will be reflected retroactively in Atento’s earnings per share calculations.

The net proceeds of the IPO, together with cash on hand, were used to repay the entire outstanding amount due under the Vendor Loan Note issued to an affiliate of Telefónica in connection with the Acquisition, of which €23.3 million (29.5 million U.S. dollars at the exchange rate prevailing as of October 7, 2014) remains outstanding as of September 30, 2014 (the “Vendor Loan Note”), and to pay fees and expenses incurred in connection with the IPO, including fees payable to Bain Capital Partners, LLC, totaling 24.5 million U.S. dollars (refer to “Termination of Bain Capital Consulting Services Agreement and Transaction Services Agreement” below).

Termination of Bain Capital Consulting Services Agreement and Transaction Services Agreement

On December 12, 2012, Atento Spain Holdco, S.L.U., an indirect subsidiary of Atento S.A., entered into a consulting services agreement with Bain Capital Partners, LLC, an investment adviser to certain of the Bain Capital funds, to provide general executive, business development and other financial advisory services to us. Additionally, pursuant to this agreement, certain transaction-specific advisory services were also provided.

The transaction services agreement and consulting services agreements each have a one-year initial term and are thereafter subject to automatic one-year extensions unless Bain Capital Partners, LLC provides written notice of termination at least 90 days prior to the expiration of the initial term or any extension thereof. Bain Capital Partners, LLC may also terminate the agreements at any time by delivering to us written notice of termination. The agreements include customary indemnities in favor of Bain Capital Partners, LLC. The transaction services agreement and the consulting services agreement were amended on May 17, 2013.

The transaction services agreement and consulting services agreement terminated in October 7, 2014. In connection with such termination, Atento S.A. paid to Bain Capital Partners, LLC an amount of 24.5 million U.S. dollars, including a termination fee of 23.0 million U.S. dollars and transaction fees of 1.5 million U.S. dollars.

2014 Omnibus Incentive Plan

In October 2014, Atento S.A. adopted the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan” or “the Plan”). The 2014 Incentive Plan provides grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of Atento S.A. and its subsidiaries, as well as others performing consulting or advisory services for the Company, are eligible for grants under the Plan. The purpose this Plan is to provide incentives to attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities.

Restructuring Spain disclosure

On July 31st, the Company reached an agreement with the majority unions for the termination of 672 employees that was ratified by employee referendum on August 6th. Dismissals started immediately thereafter. An appeal against this agreement was filed by a minority of the unions, claiming that the restructuring was null and void for a number of reasons.  On November 12th, the court issued its decision, and rejected each of the minority unions’ claims, except a claim that there was a defect in the referendum procedure conducted by the majority unions.  The court ruled that there was in fact a defect in the majority unions’ referendum procedure, and as a result, the court declared the Company’s headcount reduction plan to be null and void. The court, based on that nullity, declared that Atento must reinstate all dismissed employees and pay their salaries in full for the time from when they were dismissed until they are reinstated. The employees would be required to pay back the severance payments received upon termination.  The Company is currently considering various options as to how to proceed in light of this decision.   As a result, the Company is currently unable to accurately estimate the effect of this decision on the Company or whether any such effect may be material to the results of operations and financial condition of the Company.  An appeal to this decision before the Supreme Court has been announced today.

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PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 5 to the Condensed Consolidated Financial Statements.

Restructuring Spain disclosure

On July 31st, the Company reached an agreement with the majority unions for the termination of 672 employees that was ratified by employee referendum on August 6th. Dismissals started immediately thereafter. An appeal against this agreement was filed by a minority of the unions, claiming that the restructuring was null and void for a number of reasons.  On November 12th, the court issued its decision, and rejected each of the minority unions’ claims, except a claim that there was a defect in the referendum procedure conducted by the majority unions.  The court ruled that there was in fact a defect in the majority unions’ referendum procedure, and as a result, the court declared the Company’s headcount reduction plan to be null and void. The court, based on that nullity, declared that Atento must reinstate all dismissed employees and pay their salaries in full for the time from when they were dismissed until they are reinstated. The employees would be required to pay back the severance payments received upon termination.  The Company is currently considering various options as to how to proceed in light of this decision.   As a result, the Company is currently unable to accurately estimate the effect of this decision on the Company or whether any such effect may be material to the results of operations and financial condition of the Company.  An appeal to this decision before the Supreme Court has been announced today.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Form F-1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: November 19, 2014
	By:	/s/ Alejandro Reynal
	Name:	Alejandro Reynal
	Title:	Chief Executive Officer

	By:	/s/ Mauricio Montilha
	Name:	Mauricio Montilha
	Title:	Chief Financial Officer

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